Exhibit 99.3

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Quarter ended March 31, 2015

This Report

This discussion and analysis of the financial position and results of operations for Atna Resources Ltd. (“Atna” or the “Company”) is current through May 1, 2015 (the “Report Date”) and should be read in conjunction with the audited consolidated financial statements and the notes thereto for the quarter ended March 31, 2015, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”). The Company’s reporting currency is the United States dollar (“USD” or “$”) and all amounts are in USDs, except for noted disclosures that are made in Canadian dollars (“CAD” or “C$”). Additional information relating to the Company, including audited consolidated financial statements and the notes thereto for the years ended December 31, 2014 and 2013, annual reports on Form 20-F, and all National Instrument 43-101 (“NI 43-101”) technical reports referenced herein, can be viewed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Description of Business

Atna is involved in all phases of the mining business including exploration, preparation of feasibility studies, permitting, construction, development, operation and reclamation of mining properties. The Company’s business model is principally one of developing and either operating or selling precious-metal mines in the western United States (“US”). The Company conducts a portion of its mineral exploration activities through joint ventures with other companies. The Company is a reporting issuer in British Columbia, Alberta, Ontario and Nova Scotia. Atna trades on the Toronto Stock Exchange under the symbol “ATN” and in the US on OTCQB Marketplace (the “OTCQB”) under the symbol “ATNAF”.

The Company is operating the Briggs mine (“Briggs”) located in Inyo County, California, which commenced commercial gold production in July 2009 and the Pinson Underground gold mine (“Pinson Underground”) near Winnemucca, Nevada, which re-commenced production in June 2014.

Development assets include the Mag Open-pit project adjacent to the Pinson Underground mine for which a positive pre-feasibility study was completed in 2014. The Columbia gold project (“Columbia”) located near Lincoln, Montana, is a feasibility-study-stage project.

Kendall Mine (“Kendall”), located near Lewistown, Montana, is in the final stage of reclamation and closure activities. Remaining activities involve completion of a final-closure Environmental Impact Study and monitoring and treatment of water.

First Quarter 2015 Highlights

Financial Results

•	Adjusted EBITDA was $0.5 million, and operating cash flow was $0.8 million.
•	Revenue increased marginally to $9.9 million, relative to revenues in First Quarter 2014.
•	Financing activities used $1.0 million to repay principal on notes and finance leases, and $0.8 million was invested in mine development, principally at Pinson Underground.
•	A net loss of $5.1 million, ($0.02) per weighted average share, was recognized and included a $2.5 million inventory write-down and a $0.4 million loss on asset disposals.

Operating Results

•	8,083 ounces of gold were sold at an average price of $1,223 per ounce.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Quarter ended March 31, 2015

•	Briggs generated $0.6 million in operating cash flow, and Pinson Underground generated $0.7 million.
•	Gold ounces sold by Pinson Underground increased 53 percent over prior quarter while total gold ounces mined increased by 89 percent as that mine continues to ramp-up its operation.
•	Pinson Underground production averaged 210 tons of ore per operating day and a total of four sulfide ore shipments were made at an average grade of 0. 381 oz/ton to the nearby Twin Creeks mine for processing in the autoclave facilities. Gold recovery averaged 94.8 percent in the quarter.
•	Ounces sold by Briggs decreased 20 percent due principally to an increased lag time for gold recovery as the stacking height on the leach pad increases, resulting in an increase in gold inventory retained on the leach pad.
•	The consolidated average cash cost per ounce sold was $1,064, and the consolidated average all-in sustaining cost (AISC) was $1,267 per ounce.

Outlook and Strategy

After incorporating first quarter production results, the Company has revised its targeted 2015 production to 50,000 to 60,000 ounces of gold, from both Briggs and Pinson. The consolidated average cash cost of gold is expected to be between $800 and $900 per ounce sold, and the consolidated average all-in sustaining cost (AISC) is expected to be between $980 and $1,080 per ounce sold in 2015. At Pinson, ore stope development in the Otto zone, a new mining area, has been slower than expected, which impacted first quarter results. Mining rates are expected to increase as new ore mining levels are established. This is expected to increase gold ounces sold and decrease unit cash and all-in sustaining costs. Briggs production is expected to increase as process solution flow from the new sixth lift of the leach pad increases with time, while cash costs are expected to decrease with declining waste-to-ore stripping ratios in the first half and only crushing and processing costs incurred in the second half, as mining stops around mid-year.

The Company is focused on generating cash by taking advantage of its past investments in mine development and recovering in-process gold inventories, while also embracing technical and contractual improvements to its operations to reduce operating costs.

In June, 2014, after developing a substantially revised operating approach, Atna re-started mining operations at Pinson Underground. The restart followed a major revision to the reserves, resources, and mine plan based on previous experience. Both resources and reserves decreased, but the reliability of the reserve estimate improved greatly. A lower-cost mining method was tested and a four-year mine plan was developed based on proven and probable reserves. A longer-term mine plan was also developed with a mine life through 2025, which is dependent on converting inferred resources to reserves via planned underground infill drilling. The cost for the infill drilling is included in the Pinson mine plan and budgets.

The Company also entered into a new, productivity-focused contract mining agreement at Pinson Underground that has reduced operating costs. A new ore sales agreement was reached with the nearby Newmont Twin Creeks mine, resulting in higher gold recovery and lower transportation cost. Primary development activities required to achieve the 2015 mine plan at Pinson Underground were substantially completed in the First Quarter 2015, enabling a focus on ore mining in the remaining three quarters of 2015 and on completing development required for the 2016 mine plan.

At Briggs, Atna conducted engineering studies and determined that it cannot economically continue stripping operations in the current price environment. As a result, pre-stripping operations were discontinued under the revised Briggs mine plan. Mining of ore already pre-stripped will continue through at least mid-year 2015. This revised plan envisions continuing process operations at Briggs for an additional two to three years to recover approximately 18,000 ounces of gold inventory remaining in the plants and leach pad. Mine plans have been developed to extend Briggs’ mine life for several additional years, if we see a sustained gold price above $1,300 per ounce.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Quarter ended March 31, 2015

Development activities remaining in 2015 are expected to be focused on the Pinson Underground, principally for secondary development to access and develop new working areas from the primary decline. The Company expects that development will be funded from operating cash flows. Pinson Underground is considered to be self-sustaining from a cash flow perspective. Capital spending requirements at Briggs will be limited to equipment re-builds and other sustaining capital requirements. The Company is planning to commence the permitting process for development of the Mag Open Pit at Pinson in 2015.

Our operating strategy is to fund ongoing and long-term development with operating cash flows. With limited development spending planned in 2015, the Company expects to use operating cash flows to pay-off or pay-down a debt obligation coming due on January 31, 2016. If operating cash flows fall short of our projections or if development spending is increased, we would expect to pay-down a portion of the debt and refinance the balance.

Cash Flow Perspective

Since June of 2013, the Company has faced a number of adverse conditions including: diminished market prices paid for gold, a market adverse to the development of new mines, and difficult capital markets in which to raise debt or equity. As a result, the Company has focused on the generation of cash flows and the re-start of production at the Pinson Underground mine to further augment cash flow.

In First Quarter 2015, $0.8 million of cash was provided by operating activities. Financing activities used $1.0 million to repay principal on notes and finance leases. Investing activities used $0.4 million. $0.8 million was invested in mine development, principally at Pinson Underground. Restricted cash, held as collateral on reclamation bonds, was reduced by $0.3 million. $0.1 million was received from the sale of surplus equipment. Overall, our cash balance decreased $0.5 million in First Quarter 2015.

Management believes that certain supplemental measures are valuable in reviewing cash flows and liquidity important to continuing as a going concern. EBITDA and “Operating cash flows exclusive of changes in working capital” are two such supplemental measures intended to provide additional information that have no standardized definition under IFRS. Neither is necessarily indicative of underlying operating results or operating profits. Both are used by management in internal budgets and forecasts, and consequently, the presentation of both may enable investors and analysts to better understand the underlying operating performance of our business through the eyes of management. EBITDA is also frequently used by investors and analysts for valuation purposes, for fixed-charge coverage ratios, and as an indicator of cash generated to service debt. Other companies may calculate these measures differently. The closest IFRS measure for EBITDA is net (loss) income and for “Operating cash flows exclusive of changes in working capital” is cash flow from operations.

Following is a table that shows the derivations of “EBITDA” and “Operating cash flows exclusive of changes in working capital” and reconciles these to IFRS measures. Note that what are largely non-cash expenses and gains, as well as interest, income taxes, and depreciation, have been deducted from Net (loss) income to derive EBITDA. EBITDA remained positive in First Quarter 2015, being $0.5 million. EBITDA in First Quarter 2014 included a foreign exchange gain of $2.3 million, and the absence of such a gain in First Quarter 2015 is the principal reason for the $2.0 million decline in EBITDA.

“Operating cash flows exclusive of changes in working capital” merely backs out the change in cash resulting from changes in working capital from operating cash flows. “Operating cash flows exclusive of changes in working capital” were $0.1 million in First Quarter 2015, an increase of $0.9 million relative to First Quarter 2014. In First Quarter 2015, an increase in payables provided $1.9 million, but an increase in inventories used $1.1 million of cash. In First Quarter 2014, a decrease in payables used $1.8 million and an increase in inventories used $1.5 million of cash.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Quarter ended March 31, 2015

	For the quarters ended March 31,
	2015	2014
Net loss	$(5,128,600)	$(856,400)
Loss on asset disposals	412,700	-
Unrealized gain on derivatives	-	(50,900)
Impairment, net of recoveries, of non-current assets	-	(75,500)
Current tax expense	-	-
Interest expense	981,900	1,329,300
Depreciation and amortization, cost of sales	1,748,700	1,704,500
Adjust inventory to net realizable value, cost of sales, otherwise reportable as depreciation	2,468,100	340,700
Depreciation - G&A only	10,700	55,900
EBITDA	$493,500	$2,447,600

Net cash provided by (used in) operating activities	$788,200	$(3,711,200)
Cash provided by (used for) funding of Changes in operating assets and liabilities	651,200	(2,943,400)
Operating cash flows exclusive of changes in working capital	$137,000	$(767,800)

Briggs Mine, California

Briggs was acquired by the Company in 1990. Briggs is located on the west side of the Panamint Range near Death Valley, California. No royalties are payable at Briggs. Briggs was initially constructed in 1995; mining ceased in 2004 due to gold-market conditions, and commercial production recommenced in mid-2009. Briggs is a conventional open pit mine that uses heap leach gold recovery methods. Ore is crushed to a targeted 80 percent passing a ¼-inch-screen prior to placement on the leach pad; and targeted gold recovery from the leaching process is 80 percent.

Total tons mined exceeded budget in First Quarter 2015, but declined relative to prior quarters as pre-stripping operations were discontinued at Briggs, according to plan. The waste-to-ore stripping ratio declined to 4.0 in the First Quarter from 5.1 in the Fourth Quarter 2014 and is expected to decline below 1.0 in the Second Quarter 2015. Shot ore was left in the pit until later, rather than being transported immediately to the crusher, in order to manage stockpile capacity limitations at the crusher. Mined ore and contained ounce figures in the tables below exclude the ores not taken from the pit. The actual ounces mined reconciled positively to the modeled reserve ounces in the First Quarter 2015.

Crusher production for the First Quarter 2015 was below expectations due to time lost in a major leach pad stacker move, personnel turnover, and reduced plant availability due to mechanical issues. Gold ore placed on the leach pad lagged expectations as a result. In January 2015, crushed ore stacking operations on the leach pad were moved to the sixth lift, the final lift to be stacked on the leach pad. This move increased the height of the leach pad and increased the lag time for initial solution recovery from newly placed ores. By calculation, the lag time for initial recovery increased from 45 days to approximately 60 days, delaying gold recovery and increasing recoverable gold inventory on the leach pad during the quarter.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Quarter ended March 31, 2015

Targeted production for Briggs in 2015 is 25,000 to 30,000 ounces of gold, with the average full-year cash cost expected to be in the range of $800 to $900 per ounce. This expected cash cost is improved relative to recent historical periods due to a declining stripping ratio in the first half of 2015 and to a lower cost of gold recovery from inventory in the second half of 2015. An AISC of $1,000 to $1,100 per ounce is expected in 2015.

Briggs produced $0.6 million in operating cash flow in First Quarter 2015, net of $0.4 million used to increase working capital, principally to increase inventory and pay-down trade payables. Gold ounces sold decreased 21 percent in First Quarter 2015 relative to Fourth Quarter 2014 due to reduced crusher through-put and the increased gold-recovery period discussed above. The cash cost of gold per ounce sold increased 3 percent between these quarters when operating cost reductions were offset by spreading costs over fewer gold ounces produced and sold.

Production details for Briggs in 2015 and 2014 are shown in the following tables:

	First	Fourth	Third	Second	First
Production Statistics	Quarter 2015	Quarter 2014	Quarter 2014	Quarter 2014	Quarter 2014
Waste tons	1,524,800	2,464,500	2,835,700	2,767,800	2,522,000
Ore tons	382,700	484,000	431,400	474,700	599,300
Total tons	1,907,500	2,948,500	3,267,100	3,242,500	3,121,300
Strip ratio (waste/ore)	4.0	5.1	6.6	5.8	4.2
Ore grade (oz/ton)	0.021	0.020	0.023	0.020	0.019
Contained gold ounces mined	8,100	9,800	9,800	9,290	11,400
Gold ounces sold	6,020	7,600	7,300	8,200	7,800
Recoverable gold ounces in inventory	18,000	17,900	18,000	18,100	19,000
Cash cost per gold ounce sold ($/oz), including production stripping	$1,040	$1,013	$1,042	$1,056	$1,038
All-in sustaining cost (AISC) ($/oz)	$1,238	$1,156	$1,190	$1,215	$1,175

Note: Cash cost of gold sales per ounce is a non-IFRS measure and is calculated utilizing Gold Institute Standards. All-in sustaining cost is also a non-IFRS measure and is calculated utilizing guidance from the World Gold Council. A reconciliation of IFRS measures to these non-IFRS measures follows later in this section.

Under IFRS, there is no standardized definition of cash cost per gold ounce sold and therefore the measure may not be comparable to similar measures reported by other issuers. The Company calculates cash cost per gold ounce sold using the Gold Institute Standards, and the measure is calculated by subtracting depreciation, depletion, amortization, and silver by-product credits from cost of sales. Cost of sales includes all mine-site operating costs, mine-site overhead, production taxes, royalties, production stripping costs net of capitalization, changes in inventory, and mine-site depreciation, amortization, and depletion.

AISC is a non-IFRS performance measure developed by the World Gold Council. This measure uses cash costs per ounce sold as its basis and adds sustaining capital expenditures, general and administrative expenses, sustaining exploration and evaluation costs, and accretion and depletion of reclamation provisions, as allocable to the mine.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Quarter ended March 31, 2015

The following schedule reconciles cost of sales to cash cost and AISC per gold ounce sold for the periods indicated.

	Three Months Ended March 31,
	2015	2014
Total cost of sales	$9,907,400	$10,171,500
Less - mining related depreciation and amortization	(1,152,900)	(1,704,500)
Less - silver by-product credits	(31,200)	(63,000)
Less - adjustment of inventory to net realizable value	(2,461,700)	(340,700)
Total cash cost of sales	$6,261,600	$8,063,300

Ounces sold	6,020	7,770
Total cash cost per ounce sold	$1,040	$1,038

Additional sustaining costs per ounce sold:
General & administrative costs - Corporate allocation	$30	$25
Accretion of Asset Retirement Obligation	$10	$7
Sustaining exploration expenditures	$-	$4
Sustaining capital expenditures	$158	$101
All-in sustaining cost (AISC) per ounce sold	$1,238	$1,175

Briggs’ production costs on a per-ton-mined and processed basis are summarized below for the last five quarters.

Briggs Mine Average Operating Cost Per Ton

Function	Basis	Q1 2015	Q4 2014	Q3 2014	Q2 2014	Q1 2014
Mining	$/ton of material, ore & waste	$1.45	$1.24	$1.26	$1.52	$1.48

Mining	$/ton of ore crushed	$6.77	$8.89	$9.53	$8.77	$8.07
Crushing	$/ton of ore crushed	$3.59	$4.00	$3.04	$3.53	$3.77
Leach and Plant	$/ton of ore crushed	$2.91	$3.19	$3.47	$2.73	$2.45
Site Gen and Admin	$/ton of ore crushed	$3.68	$4.12	$4.42	$3.10	$3.45
Total Operating Cost	$/ton of ore crushed	$16.95	$20.20	$20.46	$18.13	$17.74

Mining costs per ton of material mined increased as Briggs fixed costs were spread over 35 percent fewer tons mined as a result of the cessation of pre-stripping operations. Total operating cost on a per ore-ton-crushed basis decreased 16 percent due to reduced spending in all areas of operation.

Capital expenditures in First Quarter 2015 were reduced to $0.2 million due to reduced operating requirements under the revised plan. As of March 31, 2015, the cumulative, recorded cost of Briggs’ property, plant, mine development, and mineral interests was $66.0 million, having a carrying-value of $18.9 million, net of depreciation, amortization, and impairment allowances.

Briggs operates under the requirements of the following significant permits and agencies: (1) Plan of Operations, BLM; (2) Mining and Reclamation Plan, Inyo County; (3) Waste Discharge Requirements, Lahontan; (4) Permits to Operate, Great Basin Unified Air Pollution Control District; and (5) a stream bed alteration permit with California Fish and Game. The Company, via sureties, has posted reclamation bonds with these agencies in the amount of $4.5 million. All surety bonds are subject to annual review and adjustment.

Briggs is hosted by Precambrian quartz-rich gneiss and amphibolite which have undergone ductile folding during Precambrian time and subsequently subject to brittle deformation by high and low-angle faulting during Mesozoic and Tertiary time. High-angle faults and shear zones are believed to have acted as conduits that channeled gold-bearing hydrothermal fluids upwards into the Precambrian gneiss and amphibolites rock units. The principal gold mineralized high-angle fault zone at the mine is the north-south trending Goldtooth fault. The Goldtooth fault was developed historically by underground methods in the early 1900’s and remains an important source of ore at Briggs.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Quarter ended March 31, 2015

Please see “Summary of Mineral Reserves and Resources” below, “Briggs Mine, California” for additional information regarding reserves and resources at Briggs.

Pinson Mine Property, Nevada

Pinson is located in Humboldt County, Nevada, about 30 miles east of Winnemucca. The property is located on the Getchell Gold Belt in north-central Nevada near its intersection with the north end of the Battle Mountain-Eureka trend. Prior to 2000, Pinson produced over 987,000 ounces of gold from oxidized ore by open pit mining and oxide heap-leach and mill recovery. Gold production came from decalcified, locally silicified and/or argillized, fine-grained, limy sedimentary rocks of the Ordovician Period Comus Formation and is considered a Carlin-type, sedimentary host gold system. Mineralization is focused along and adjacent to the Getchell Fault zone. Mineralization is emplaced as karst fillings and carbonate replacements. Mineralization includes oxide, mixed, and sulfide ores that require different processing methods for gold recovery.

The land position controlled by the Company totals approximately four square miles of leased and owned fee lands and unpatented mining claims. This includes 30 claims owned 100 percent, ownership of two additional sections of fee surface and mineral lands, ownership of 41.66 percent of 18 additional claims and a lease interest in 18 full and two fractional mining claims. The Company owns an additional 41.66 percent interest on an additional 120 acres of fee and mineral lands and leases the remainder of that interest, with the remainder controlled by local landowners. In total, there are 2,545 acres in the Pinson land package.

The Pinson underground ores are subject to a 6.0% Net Smelter Return ("NSR") royalty payable to underlying landholders and the Mag open pit will be subject to NSR’s ranging from 2.0% to 6.0%. An NSR royalty is a defined percentage of the gross revenues from a mining operation, less a proportionate share of incidental transportation, insurance, refining and smelting costs. Pinson Mining Company, a subsidiary of Barrick Gold, controls a 10 percent, net profits royalty, that is payable after all development and operating expenditures are recaptured and the first 120,000 ounces of gold have been sold.

As of March 31, 2015, the cumulative, recorded cost of Pinson’s property, plant, mine development, and mineral interests was $40.4 million, having a carrying-value of $33.7 million, net of depreciation, amortization, and impairment allowances.

Pinson Underground

Pinson Underground contains numerous ore zones. The principal zones are the Ogee (OG), Range Front, Otto, Adams Peak, and the CX. To date, ore has been developed and mined in the OG and Otto zones. Development of the Pinson underground mine commenced in early 2012 and the primary spiral was driven to the 4530 level from the 4650 adit level (120 feet below the mine portal). A total of 30,150 tons of ore mined was shipped from which 6,834 ounces were recovered prior to the mined being placed on care and maintenance status in June 2013 due to deteriorating gold market conditions. In June 2014, Atna re-started mining operations and commenced selling its ore to Newmont Gold’s nearby Twin Creek’s metallurgical facility.

Contained gold ounces mined increased 89 percent in First Quarter 2015 in relation to Fourth Quarter 2014. Mine production averaged 210 tons of ore per operating day in First Quarter 2015, based on a 24 hour-per-day, four-day per week operating schedule. A total of four shipments of sulfide ore were made to Twin Creeks for processing in the autoclave facilities, where gold recovery averaged 94.8 percent in the quarter and the Company was paid for 73 percent of the recoverable gold content.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Quarter ended March 31, 2015

Development work completed during the First Quarter included the construction of a 130-foot internal ventilation raise, installation of ventilation doors and fans, and the re-direction of air flow in the mine. Upgrades to the underground electrical distribution systems were also completed using the new ventilation shaft for access. These changes were required to meet both ventilation and electrical supply needs in the long-term operating plan, provide secondary egress, and to support the continued ramp-up of mining activities. These projects were completed a number of weeks behind schedule, primarily due to contractor and third-party equipment availability issues. This reduced ore mining in the quarter as reduced air flow required that the lower levels of the mine be idled during the construction period.

The mine is currently being re-developed to accommodate long-hole mining methods in both the Otto and Ogee zones. Additional drift-and-fill stopes are being operated in both zones to supplement ore production. Additional secondary development is being completed to increase the number of ore faces available for mining in both the Otto and Ogee zones, and additional development is underway to initiate ore mining in the Adams Peak zone in the second half of 2015. A third operating crew was added to the mine after completion of the ventilation projects in March to further increase production. A fourth operating crew will be added as additional working faces become available.

Production statistics and operating costs for the last four quarters are shown in the following table. Operations recommenced in June of 2014, so there are no results for First Quarter 2014.

	First	Fourth	Third	Second
Pinson Underground Production Statistics	Quarter 2015	Quarter 2014	Quarter 2014	Quarter 2014
Oxide Ore tons mined	-	590	3,270	350
Sulfide Ore tons mined	7,908	3,650	1,150	-
Total Ore tons mined	7,908	4,240	4,420	350
Oxide ore grade (oz/ton)	-	0.464	0.366	0.336
Sulfide ore grade (oz/ton)	0.431	0.420	0.430	-
Contained gold ounces mined	3,410	1,800	1,700	120
Payable gold ounces sold	2,063	1,355	520	70
Recoverable/Payable gold ounces in inventory	917	530	560	-

Cash cost per gold ounce sold ($/oz)	$1,133	$933	$1,382	$275
All-in sustaining cost (AISC) ($/oz)	$1,352	$1,077	$1,816	$2,419

Underground Mining cost - $/ore ton	$273	$265	$217	$56
Surface support cost - $/ore ton	$25	$18	$9	$0
G&A cost - $/ore ton	$19	$23	$21	$0
Total Direct Cost - $/ore ton	$317	$306	$247	$56

Note: Cash cost per gold ounce sold is a non-IFRS measure and is calculated utilizing Gold Institute Standards. AISC is also a non-IFRS measure and is calculated utilizing guidance from the World Gold Council. A reconciliation of IFRS measures to these non-IFRS measures follows later in this section. Please see Briggs section for descriptions and definitions of these measures.

Cash cost of sales and AISC at Pinson Underground remain variable due to on-going development activity and the timing of personnel and equipment additions. The timing of bulk ore shipments in the period also impacts the number of ounces sold. As production increases, this variability is expected to be reduced. Targeted production for Pinson Underground in 2015 is 25,000 to 30,000 ounces. Cash costs are expected to settle into the $700 to $800 per ounce range. AISC is expected to settle into the $900 to $1,000 per ounce range.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Quarter ended March 31, 2015

The following schedule reconciles cost of sales to cash cost and to AISC per gold ounce sold for First Quarter 2015.

Three Months Ended March 31, 2015
Total cost of sales	$2,939,700
Less - mining related depreciation and amortization	(595,800)
Less - adjustment of inventory to net realizable value	(6,400)
Total cash cost of sales	$2,337,500

Payable ounces sold	2,063

Total cash cost per ounce sold	$1,133

Additional sustaining costs per ounce sold:
General & administrative costs - Corporate allocation	$35
Accretion of Asset Retirement Obligation	$10
Sustaining exploration and property maintenance expenditures	$8
Sustaining capital expenditures	$167
All-in sustaining cost (AISC) per ounce sold	$1,353

Pinson Underground is permitted to extract by underground mining up to 400,000 tons of ore per year for off-site processing and for the placement in waste dumps of approximately 1.0 million tons of material. Atna has provided the State of Nevada with approximately $1.7 million of bonding for the Pinson property.

Pinson Underground, Summary of Preliminary Feasibility Study

Atna completed an NI 43-101 compliant Technical Report dated October 17, 2014 titled “Pinson Project, Preliminary Feasibility Study” that details resources and reserves for the Pinson Underground. The results of this study are summarized below.

•	Proven and Probable reserves contain 160,000 ounces at a grade of 0.403 opt
•	4-year mine life with upside: a high resource to reserve conversion potential with infill drilling
•	Mining methods: Long-hole stoping with delayed fill, and underhand drift and fill
•	Gold Production: 30,000 to 45,000 ounces per year
•	Average cash cost: $658/oz; Average AISC cost: $767/oz
•	Sustaining capital: $14.3 million over 4 years
•	Pre-tax NPV @ 8% discount: $61 million at $1,300 per gold ounce
•	Project economics remain positive over a wide range of operating costs, capital costs and gold prices.

Practical Mining of Elko, Nevada completed the underground resources, mine plans, and economic costing for this report. A new resource model and mine design for the Pinson Underground project was developed based on all drill results and experience gained from previous development work. Criteria and grade shells used to develop the mineral resource model reflect tighter grade shell constraints and reduced projections along strike and down-dip to reflect experience gained during the mining campaign of 2012 to 2013.

Underground mining at Pinson consists of two primary mining methods: long-hole stoping with delayed backfill and underhand drift and fill. The preferred sequence for long-hole stopes is to mine from the bottom up and for drift and fill to mine underhand or from the top down. Previous mining at Pinson was exclusively underhand drift and fill. The mine plan assumes a continual increase in production from the current 200 tons per operating day expanding thereafter to a targeted maximum mining rate of 520 tons per day in 2016. Additional infill and step-out drilling from the underground workings will be required to convert additional resources to reserves and extend mine life from the current four-year life based on proven and probable reserves.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Quarter ended March 31, 2015

The payment for ore sold to the Twin Creeks mine is based on the recoverable gold content of the ore, the market price of gold and a payable-percentage based on a sliding scale with higher grade ores receiving a higher payable-percentage. A discount to the payable-percentage may result based on higher organic carbon content.

Please see “Summary of Mineral Reserves and Resources” below for additional information regarding reserves and resources at Pinson.

Mag Pit at Pinson

The Mag Pit deposit is adjacent to and separate from the Pinson Underground deposit. Pinson was previously operated as an open-pit mine that produced gold from oxide ores by heap-leach and oxide mill recovery. Between 2004 and 2011, the Pinson joint venture conducted substantial drilling from surface in and around the existing open pits providing new information and expanding the mineral resource base in and around the old pits.

Mag Pit mineralization is typical of a Carlin-type system in that mineralization will range from fully oxidized in nature to fully refractory sulfide at depth with a range of mixed oxide-sulfide mineralization between these ranges. It was determined from metallurgical test work and past operating experience that cyanide soluble gold assays can be utilized as a good proxy for recoverable gold content. Cyanide soluble content may range from as high as 90 percent in highly oxidized material to zero percent in the refractory sulfide. Gold recovery approximately tracks cyanide soluble gold content which is expected to average approximately 60 percent across all ore types.

Atna completed an NI 43-101 compliant technical report dated October 17, 2014 titled “Pinson Project, Preliminary Feasibility Study” with an effective date of June 30, 2014, that details resources and reserves for the Mag Pit. A number of reputable firms and their Qualified Persons worked on the study. Golder Associates Inc. (Golder) of Lakewood, Colorado was the primary author of the report and was responsible for open pit and heap leach design and costing, and Golder takes overall responsibility for its content except as noted below. SGS-Metcon/KD Engineering of Tucson, Arizona was responsible for open pit metallurgy, crushing and recovery plant designs and for the cost estimates of those facilities. Open pit resources were estimated by Gustavson Associates of Lakewood, Colorado.

Pinson Open Pit Mineral Resources

The Pinson Open Pit minerals resources are disseminated and near surface. The resources are suitable for exploitation by surface mining methods. The Pinson Open Pit mineral resource, as previously reported in the May 18, 2012 Technical Report, is shown in the following table. The grade of mineralization shown reflects total contained gold ounces per ton (opt).

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Quarter ended March 31, 2015

Open Pit Mineral Resource by Area, 0.010 opt Au Cutoff

	Measured			Indicated			Measured + Indicated			Inferred
Zone	Tons (1,000)	Gold Grade (opt)	Gold Ounces (1,000)	Tons (1,000)	Gold Grade opt	Gold Ounces (1,000)	Tons (1,000)	Gold Grade opt	Gold Ounces (1,000)	Tons (1,000)	Gold Grade opt	Gold Ounces (1,000)
Mag Pit	20,631	0.034	711	2,704	0.074	201	23,335	0.039	912	533	0.038	20
South Zone	528	0.040	21	1,604	0.030	49	2,131	0.033	70	291	0.028	8
Total	21,159	0.035	732	4,307	0.058	250	25,466	0.039	982	824	0.034	28

Mag Pit Mineral Reserves

The life-of-mine mineral reserves for the open pit, as shown in the following table, are based on a gold price of $1,250. Mineral reserves are calculated at an internal cyanide-soluble gold cutoff grade of 0.006 opt. Cyanide soluble gold grade (AuCN), versus total gold grade, was utilized to drive the reserve estimate for the Mag Pit due to the presence of refractory sulfide, non-heap-leach-recoverable gold mineralization in the resource.

Reserve Summary at 0.006 opt AuCN Cutoff (Imperial)

		Proven			Probable			Proven + Probable
Zone		Ounces	Tons (1,000)	Grade (opt)	Ounces	Tons (1,000)	Grade opt	Ounces	Tons (1,000)	Grade opt
Mag Pit	Au	250,579	6,323	0.0396	72,065	837	0.0861	322,644	7,160	0.0451
Mag Pit	AuCN	140,554	6,323	0.0222	43,047	837	0.0514	183,600	7,160	0.0256

Note: Grade reported in both total gold grade (Au) & heap leach recoverable gold (AuCN)

The reserves are currently constrained by the limits of private fee-owned property that contain portions of the Mag Pit mineralization zones within Sections 33 and 28 of the property. Potential to develop additional mineralized resources exists outside of these constraints. This potential development would require pit expansion beyond the limits of the private fee-owned lands onto federal lands and is not under consideration at this time. An additional study is recommended to evaluate the potential to develop these resources.

The mining method proposed for the Mag Pit consists of traditional drill and blast operations followed by loading rear-dump haul trucks for ore transport to the crushing plant and the waste rock storage facilities. A fleet of 100-ton haul trucks and 16 cubic-yard wheel loaders will be utilized. The mining fleet has been selected to match the mine plan’s targeted production rate of 1.5 million ore tons per year. The proposed mining schedule employs two ten-hour shifts per day, seven days per week. This study assumes that new mining equipment is purchased and mining is conducted by Atna employees.

Metallurgical test work supports the processing of the Mag Pit ores by crushing, heap leaching, with metal recovery by carbon adsorption, desorption, and electrowinning. The development plan for the Mag Pit envisions two-stage crushing, recovery by heap leaching, and gold recovery in an ADR plant.

The Mag Pit mine is projected to have a life of 6 years with a payback of 4.4 years at a gold price of $1,300 per ounce. The project’s expected cash-operating cost is estimated to be $627 per ounce of gold. The cash flow assumes that all equipment, including mining equipment, is purchased outright versus being financed over time or purchased used, the latter less capital intensive options being more likely. Contract mining was not reviewed as an option, but due to the relatively short project life, would likely improve economic returns and reduce up-front capital costs. Additionally, the leaching of run-of-mine ore, the recovery method historically used at Pinson, may also be a viable option for reducing capital and operating costs and increasing overall returns, relative to the two-stage crushing operation assumed in the Study.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Quarter ended March 31, 2015

Economic analysis of the Mag Pit project, at a gold price of $1,300 per oz shows a pre-income tax Net Present Value at 8 percent (NPV8) of $28.1 million, after inclusion of the Nevada Net Proceeds tax, using a 0.0064 opt cyanide soluble cutoff grade. This yields an internal rate of return of 19.5 percent. These results are estimated on a stand-alone basis with no operating synergies assumed with Pinson Underground.

The capital and operating cost estimates for the Mag Pit project have been developed assuming that it is developed and mined by Atna. Given the project’s short mine life, the plan calls for minimal sustaining capital. The estimated equipment salvage value (US$11.6M) is included in the cash flow analysis shown below.

Mag Pit Project Economic Summary

Gold Price $/oz	$1,300
Total Au Ozs	183,600
Pre-Tax NPV 8%	$28,133,000
After-Tax NPV 8%	$18,325,000
Pre-Tax IRR	19.5%
Pre-Tax Payback (yrs)	4.4
Cash Cost/Oz	$627

Summary of Estimated Open Pit Capital Costs (US$)

Item	Total
Open Pit Mine Capital (Initial and sustaining)	$25,657,274
Surface Facilities (Heap Leach Facility and Shop)	$9,788,000
Processing Equipment, Leach Pad, & Facilities	$30,160,960
Misc: Bonding Cost	$1,273,000
Total	$66,879,234

Annual operating cash flows using a gold price of $1,300 per ounce are shown in the following table, inclusive of non-IFRS measures defined in the Study. The Study included “EBITDA”, defined differently than by the Company earlier in this document; as a measure of expected operating performance and as an indicator of cash expected to be generated through operations. The closest IFRS measure for EBITDA, as used in the Study, is operating profit. From operating profit, the Study excludes depreciation expense. The Study defined cash cost per ounce similarly to the Company, as previously discussed.

Mag Pit Estimated Yearly Production and Cash Flow Summary ($000s)

	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	TOTAL
Production Statistics
Waste Tons Mined (000s tons)	11,965	8,528	7,561	1,355	558	96	30,064
Ore Tons Mined (000s tons)	391	1,547	1,474	1,540	1,531	678	7,160
Ore Tons Processed (000s tons)	380	1,521	1,510	1,521	1,521	707	7,160
Au Oz’s Mined (Ounces)	5,519	39,198	27,314	41,166	46,412	23,991	183,601
Au Oz’s Sold (Ounces)	4,195	31,115	30,166	37,842	45,153	35,130	183,601
Cumulative Oz’s Sold (Ounces)	4,195	35,310	65,476	103,318	148,471	183,601	183,601
GROSS SALES REVENUE ($000) @ $1,300/oz	$5,453	$40,450	$39,216	$49,194	$58,699	$45,669	$238,681
Selling Costs @ $ 1.57/oz ($000)	$7	$49	$47	$59	$71	$55	$288
NET SALES REVENUE ($000)	$5,446	$40,401	$39,169	$49,135	$58,628	$45,614	$238,393
Cash Production Costs ($000)
Direct Operating Costs	$14,031	$22,675	$23,168	$16,881	$15,962	$8,031	$100,748
Mine Indirect Costs	$1,365	$1,362	$1,359	$1,224	$1,171	$1,164	$7,644
Royalties	$138	$848	$609	$1,312	$2,274	$1,403	$6,583
TOTAL CASH COSTS ($000)	$15,534	$24,885	$25,136	$19,416	$19,406	$10,598	$114,976
Cash Cost Per Au oz ($/oz)	$2,814	$635	$920	$472	$418	$442	$626
EBITDA ($000)	$(10,087)	$15,515	$14,033	$29,719	$39,221	$35,016	$123,417

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Quarter ended March 31, 2015

	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	TOTAL
EBITDA Per Au Oz ($/oz)	$(1,828)	$396	$514	$722	$845	$1,460	$672
Capital Expenditures ($000)	$66,521	$0	$0	$(4,461)	$(502)	$(6,309)	$55,248
Nevada Net Proceeds Taxes ($000)	$7	$439	$353	$1,173	$1,679	$1,441	$5,092
NET-PRE INCOME TAX CASH FLOW ($000)	$(76,615)	$15,076	$13,680	$32,313	$38,045	$39,885	$63,078
Pre-Tax Cash Flow Cumulative ($000)	$(76,615)	$(61,538)	$(47,859)	$(14,852)	$23,193	$63,078	$63,078
Federal Income Tax	$0	$0	$0	$(836)	$(5,806)	$(8,319)	$(14,960)
NET AFTER TAX CASH FLOW ($000)	$(76,615)	$15,076	$13,680	$32,171	$32,239	$31,566	$48,117

NPV PRE-TAX ($000) = $28,133 at 8% – IRR = 19.5%

NPV AFTER-TAX ($000) = $18,325 at 8% - IRR = 16%

The following table shows the results of ±10 percent changes in gold price, operating expenditures, and capital expenditure assumptions. It is apparent that the NPV is more sensitive to sales price than to capital or operating cost changes.

Open Pit Sensitivity Analysis for Price, OPEX, CAPEX ($000s)

%Change	Pre-Tax NPV @ 5%	Pre-Tax NPV @ 8%	Pre-Tax NPV @ 10%
Gold Price
-10%	20,726	11,551	6,327
0%	39,252	28,133	21,768
+10%	57,926	44,854	37,343
Operating Cost
-10%	48,535	36,643	29,817
0%	39,252	28,133	21,768
+10%	29,968	19,623	13,720
Capital Cost
-10%	44,710	33,533	27,124
0%	39,252	28,133	21,768
+10%	33,794	22,733	16,413

Submitting a Mine-Plan-of-Operations and Mine Reclamation and Water Pollution Control Permit applications to the NDEP are the steps required to commence the permitting process for the Mag Pit.

Columbia Project, Montana

The Company wholly-owns or leases 24 patented and 162 unpatented mining claims at Columbia, which is located approximately seven miles east of Lincoln and 45 miles northwest of Helena, in Lewis and Clark County, Montana. The patented claims are subject to NSR royalties that range from zero to six percent. Columbia is a ‘green-field’ site, subject only to minor historic mining, and not previously having operated as a commercial modern mine.

The Company engaged Gustavson Associates, LLC, an independent engineering to complete the “NI 43-101 Technical Report and Preliminary Assessment on the Columbia Project, Lewis and Clark County, Montana” dated June 2, 2010 (the “Columbia PEA”) prepared by William J. Crowl R.G., MMSA SME-RM, Donald Hulse P.E., and Richard Moritz, MMSA of Gustavson Associates, LLC. Each of the foregoing persons is an independent qualified person in accordance with NI 43-101. Results of the Columbia PEA demonstrate that the project may have favorable development potential. The preliminary assessment includes inferred mineral resources within the pit boundary that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary assessment estimates will be realized. Additional studies are required to fully demonstrate the future economic feasibility of the project. This work however justifies moving ahead with a study to further define the economics of the project which may potentially justify commencing the permitting process.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Quarter ended March 31, 2015

The Columbia resource estimate is based on 337 drill holes totaling 147,000 feet of drilling and 12,500 feet of surface trenching in 78 trenches carried out between 1989 and 1993. Bulk sampling, development studies, metallurgical testing, and environmental baseline studies were conducted during the same time period. The deposit remains open for possible extension both along strike and to depth.

The Columbia PEA was prepared in 2010. As a result, both capital and operating costs are dated and are no longer quoted. The Columbia PEA contemplates a conventional open pit truck/loader mining operation with sequential pit waste backfill and a conventional 5,000 ton per day gravity and flotation mill to produce an average annual production of approximately 70,000 ounces of gold and 96,000 ounces of silver over a nine-year mine life of both doré and a gold and silver concentrate. Concentrates would be sold to third-party processing facilities. The initial design seeks to minimize environmental impact by incorporating dry tailings for pit backfill versus a conventional wet tailings dam.

The Columbia PEA developed a number of recommendations for future work. These include:

•	Additional metallurgical sampling to adequately test the various parts of the resource sufficiently to refine the process flow and complete a plant design.
•	Additional drilling to confirm the resource and upgrade the ore classification of the Donnely South area.
•	An evaluation of the permitting requirements of the project.
•	A geotechnical study to optimize pit slope angles and confirm waste dump stability and design.
•	Feasibility and project optimization studies.

A second round of metallurgical test work was completed in February 2012. This work was focused on optimizing flotation gold recovery and characterizing gold concentrate grade and quality utilizing conventional gravity and flotation gold recovery methods to produce concentrate products. Overall recovery was approximately 88 percent for gold and 50 percent for silver. Cleaner flotation upgraded the flotation concentrate to approximately 39 ounces per ton of gold and 125 ounces of silver. Cyanide leach tests on flotation concentrate produced a gold recovery of 98 percent and a silver recovery of 96 percent, indicating a high level of oxidation.

In 2012, the Company completed seven reverse-circulation rotary holes drilled to obtain metallurgical samples for additional process optimization studies. The long, down-structure intercepts provided strong support for the down-dip continuity of the gold and silver grades in both the Columbia and Donnely vein systems and provided additional support for the resource estimate detailed in the Columbia PEA.

The Company continues to gather environmental baseline data. Monitoring of water resources has been conducted at the Project since the 1990s and has yielded an extensive water quality database. The program was expanded in 2012 with the addition of eight groundwater piezometers and a geomorphic survey of stream reaches. The collected groundwater information will support evaluation of mine water issues such as water supply and dewatering needs. The geomorphic survey is the initial step in characterizing aquatic habitat in the area. The environmental data collection program was also expanded to include terrestrial resources including wildlife, vegetation and wetlands. Extensive logging operations and timber sales were conducted from the property throughout the summers of 2013 and 2014.

Gold mineralization at Columbia is considered a Tertiary-age, low-sulfidation, epithermal volcanic-hosted quartz-adularia vein system. Mineralization is associated with two high-angle fault zones which host the two principal vein and stockwork vein zones known as the Columbia and Donnely veins. The veins are exposed on the surface for over 7,000 feet in a north-south direction and have been explored to a depth of over 500 feet vertically. Gold and silver mineralization is accompanied by broad zones of argillic to propylitic alteration of the dominantly mafic volcanic flows which host the deposit.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Quarter ended March 31, 2015

Columbia is not currently permitted for development. As with virtually all mining projects in the United States, an environmental impact statement and permitting process must be completed before a mine can be developed on the property. There are no assurances that all needed permits will be issued, issued timely, or issued without onerous conditions.

Cecil R Project, California

Cecil R is located four miles north of Briggs. The Company completed an initial NI 43-101 compliant mineral resource estimate and technical report titled “NI 43-101 Technical Report Mineral Resource Estimate Cecil R Gold Deposit, Inyo County, California USA” dated March 2, 2010 (the “Cecil Report”) prepared by Fred Barnard, PhD and Robert L. Sandefur, P.E. of Chlumsky, Armbrust & Meyer LLC. Each of the foregoing persons is an independent qualified person in accordance with NI 43-101.

Work at Cecil R leading up to the NI 43-101 resource estimate included over 94 drill holes, surface geologic mapping, surface and underground sampling, and 3D geologic modeling. Gold mineralization at Cecil R is hosted by the same geologic unit which hosts the nearby Briggs gold deposit. The gently west dipping blanket-like zone of gold mineralization dips beneath Quaternary gravel cover and is distributed over an area 1,500 feet by 1,200 feet and has a thickness of 10 to 60 feet.

In late 2012, a scoping level economic study was commenced on the Cecil R project. This non-NI 43-101 compliant report produced positive results, and the Company believes this justifies continued work on the project. Additional preliminary engineering work is planned in order to allow a Mine Plan of Operations to be submitted to regulatory authorities. The Cecil R open-pit project may be required to comply with the California Backfill Regulation and be permitted as a stand-alone project. The Cecil R Project is not permitted for operation.

EXPLORATION PROPERTIES

The table below lists and summarizes Atna’s other properties.

Summary of Other Properties at March 31, 2015

Name	Location	Brief Description	Status

Sand Creek Uranium Joint Venture	S.E. of Douglas, Wyoming	~60.1% interest in uranium prospect; ~92,000 acres	Under Joint Venture (JV)

Montana Mineral Rights	Western Montana	Many mineral occurrences including gold, silver, copper, barite, & phosphate; ~830,000 acres	For sale, JV, or development

Blue Bird Prospect	Granite County, Montana	Copper-silver prospect; 6 unpatented claims	Avail. For JV

Wolf Prospect	S.E. Yukon	65.6% interest in polymetallic prospect	Avail. For JV

Ecstall Prospect	British Columbia	Polymetallic prospect	Avail. For JV

Properties are as described in the annual report on Form 20-F.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Quarter ended March 31, 2015

CLOSURE PROPERTY

Kendall, Montana

Kendall is located approximately 20 miles north of Lewistown, Montana. Kendall was developed as an open-pit, heap-leach gold mine that operated from 1988 to its closure in 1995. Leaching of the remaining gold in the heap-leach pads continued through early 1998. Kendall produced approximately 302,000 ounces of gold and 136,000 ounces of silver from 1988 through 1998.  Kendall operated under permits issued by Montana Department of Environmental Quality (MDEQ) and other regulatory agencies. The Kendall permit area covers approximately 1,040 acres of which approximately 448 acres were disturbed. Leach pad capping and surface reclamation and re-vegetation of the site are substantially completed. Water management and treatment at the site will be continued for the foreseeable future.

In April 2012, Kendall entered into an agreement with the MDEQ, whereby Atna agreed to provide financial support to complete a final EIS closure study. As part of this agreement, Kendall submitted on July 25, 2012 an application to the MDEQ providing a final closure and reclamation plan for the Kendall mine site. In October 2014, Atna was advised by the MDEQ that it has reviewed the Kendall Mine’s amended Closure and Water Management Plan Application and has determined that the amendment application is complete and complies with substantive requirements of the Metal Mine Reclamation Act, relying on the environmental analysis provided in the Kendall amendment application. Based on this determination, the MDEQ has issued a draft permit amendment. The MDEQ has awarded a contract to an independent engineering firm to write the environmental analysis for the draft and final Environmental Impact Study (“EIS”) to support the final closure plan. Work on the EIS commenced in March 2015 and a draft EIS study is expected to be complete in June 2015.

CR Kendall has approximately $2.4 million on deposit in an interest-bearing account with the MDEQ for reclamation work at Kendall. A further $0.2 million surety bond is also in place. Once a final Record of Decision on the Plan has been issued by the MDEQ, as part of the amended agreement, CRK will use any cash remaining on deposit with the MDEQ to fund any future operation, maintenance and replacement of water treatment and closure facilities. All facilities required to implement the amended plan, consisting primarily of long-term water treatment facilities, are in place.

As reclamation objectives at Kendall are achieved, parcels of land are being made available for purchase to the general public. From 2010 through 2014, Kendall has sold or donated a total of 598.2 acres of reclaimed and natural land parcels in a number of transactions. Kendall retains the water rights associated with the sold parcels as well as rights-of-access to conduct environmental monitoring and additional reclamation, if required.

Regulatory agencies must give final approval to all closure measures and be satisfied that the mine has met all reclamation requirements.  There is no assurance of agency satisfaction with mine closure. Kendall uses internal and external technical and legal experts to monitor and ensure environmental compliance. Atna believes the operation is currently in material compliance with all environmental and safety regulations.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Quarter ended March 31, 2015

Summary of Mineral Reserves and Resources

The mineral reserve and resource figures below are estimates, subject to forward-looking-statement limitations. All reserve and resource figures are considered current as indicated in the footnotes to the tables. The scientific and technical information about the Company’s mineral properties contained in this Report has been prepared under the supervision of, reviewed by and approved by William Stanley, a Registered Member of the Society for Mining, Metallurgy and Exploration, a Licensed Geologist, the Company's Vice President Exploration, a “qualified person” as that term is defined in NI 43-101.

The mineral resources reported below, other than those declared as proven and probable mineral reserves, have no demonstrated economic viability at this time. The quantity and grade of reported inferred mineral resources in these estimations are based on limited information and should be considered conceptual in nature. It is uncertain if further exploration will result in discovery of a measured or indicated mineral resource within those areas classified as inferred resources.

An NI 43-101 Technical Report and Pre-Feasibility Study on the Pinson property titled “NI 43-101 Technical Report, Pinson Project, Preliminary Feasibility Study, Humboldt County, Nevada” dated October 17, 2014 with an effective date of June 30, 2014 (the “Pinson Technical Report”) was endorsed by Richard E. Kiel, PE, Edward H. Minnes, PE, and Russ Browne, PE, all of Golder Associates Inc., Joseph M. Keane, PE of SGS Metcon/KD Engineering, Donald E. Hulse, P.E. of Gustavson Associates, LLC and Mark A. Odell, PE, and Karl T. Swanson, SME, MAusIMM, of Practical Mining LLC. The Company is currently mining the new underground reserve and progressively ramping-up production levels. Additional permitting is required to commence development of the open pit reserves at the project.

Cautionary Note to US Investors concerning estimates of Measured and Indicated Resources: This section uses the terms “measured” and “indicated” mineral resources. The Company advises US investors that while those terms are recognized and required by Canadian regulations, the US Securities and Exchange Commission (the “SEC”) does not recognize them. US investors are cautioned not to assume that any part or all of mineral resources in these categories will ever be converted into reserves.

Cautionary Note to US Investors concerning estimates of Inferred Resources: This section uses the term “inferred” mineral resources. The Company advises US investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred” mineral resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. US investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally minable.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Quarter ended March 31, 2015

Gold Mineral Reserves - Proven and Probable (1 & 2)

			Contained
Category	Tons (x1,000)	Au (oz/ton)	Ounces
Briggs (1) - 100% Atna
Proven	2,157	0.017	37,584
Probable	1,862	0.017	31,314

Briggs reserves	4,019	0.017	68,899

Pinson Underground (2) - 100% Atna
Proven	62	0.375	23,224
Probable	327	0.408	133,144

Pinson Underground reserves	389	0.402	156,368

Pinson Open Pit reserves (2) - 100% Atna
Proven	6,323	0.040	250,579
Probable	837	0.086	72,065

Pinson Open Pit reserves	7,159	0.045	322,644

Total reserves	11,567	0.047	547,911

(1)	Briggs mineral reserve summary is based on a 0.0069 opt gold incremental leach cut-off grade calculated using $1,300 per ounce gold supported by the report titled “2012 NI 43-101 Technical Report on the Briggs Mine, Inyo County, California” dated May 29, 2012 with an effective date of March 26, 2012 (the “Briggs Report”) prepared by Alan C. Noble, P.E. of Ore Reserves Engineering, Michael J. Read, SME-RM of Chlumsky, Armbrust & Meyer LLC, William R. Stanley, SME-RM, V.P. Exploration of the Company, and Douglas E. Stewart, P.E., former V.P. and COO of the Company. Messrs. Noble and Read are independent qualified persons in accordance with NI 43-101 and Messrs. Stanley and Stewart are non-independent qualified persons in accordance with NI 43-101. The Briggs Report was filed on SEDAR on May 22, 2012. The mineral reserve has been updated and reconciled by Mr. Read for mine production through 2014 and is current as of December 31, 2014.

(2)	Both the Pinson Open Pit –Mag Pit and Pinson Underground reserves are supported by the NI 43-101 Technical Report and Pre-Feasibility Study on the Pinson property titled “NI 43-101 Technical Report, Pinson Project, Preliminary Feasibility Study, Humboldt County, Nevada” dated October 17, 2014 with an effective date June 30, 2014 (filed on SEDAR in October 2014) (the “Pinson Technical Report”), endorsed by Richard E. Kiel, PE, Edward H. Minnes, PE, and Russ Browne, PE, all of Golder Associates Inc., Joseph M. Keane, PE of SGS Metcon/KD Engineering, Donald E. Hulse, P.E. of Gustavson Associates, LLC and Mark A. Odell, PE, and Karl T. Swanson, SME, MAusIMM, of Practical Mining LLC. Mineral reserves have been updated and reconciled for mine production in 2014 and are current as of December 31, 2014.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Quarter ended March 31, 2015

Gold Mineral Resources - Measured, Indicated and Inferred (1, 2, 3, 4, and 5)

Category	Tons (x1,000)	Au (oz/ton)	Contained Ounces
Measured
Briggs - 100% (1,2)	9,503	0.021	197,034
Pinson - Underground 100% (1,3)	61	0.558	34,129
Pinson - Open pit 100% (1,3)	21,159	0.035	732,000
Columbia - 100% (4)	5,370	0.047	254,400
Cecil-R - 100% (5)	858	0.024	20,800

Total measured	36,951	0.034	1,238,363

Indicated
Briggs - 100% (1,2)	16,378	0.019	306,504
Pinson - Underground 100% (1,3)	737	0.419	309,011
Pinson Open pit 100% (1,3)	4,307	0.058	249,600
Columbia - 100% (4)	11,294	0.043	487,300
Cecil-R - 100% (5)	2,382	0.022	52,700

Total indicated	35,098	0.040	1,405,115

Measured & indicated
Briggs - 100% (1,2)	25,881	0.018	503,538
Pinson - Underground 100% (1,3)	798	0.430	343,140
Pinson - Open pit 100% (1,3)	25,466	0.039	981,700
Columbia - 100% (4)	16,664	0.045	741,700
Cecil-R - 100% (5)	3,240	0.023	73,500

Total measured & indicated	72,049	0.037	2,643,578

Category	Tons (x1,000)	Au (oz/ton)	Contained Ounces
Inferred
Briggs - 100% (2)	11,949	0.018	213,181
Pinson - Underground 100% (3)	1,672	0.419	700,757
Pinson - Open pit 100% (3)	824	0.034	28,300
Columbia - 100% (4)	10,705	0.042	453,600
Cecil-R - 100% (5)	5,144	0.019	99,400

Total inferred	30,294	0.049	1,495,238

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Quarter ended March 31, 2015

Silver Mineral Resources (Columbia) - Measured, Indicated and Inferred (5)

Category	Tons (x1,000)	Ag (oz/ton)	Contained Ounces
Measured	5,370	0.155	831,100
Indicated	11,295	0.115	1,304,400

Total measured & indicated	16,665	0.128	2,135,500

Total inferred	10,705	0.097	1,035,800

(1)	Mineral Resources for Briggs, Pinson Underground, and Pinson Open Pit include Proven and Probable Reserves.
(2)	Briggs Report, NI 43-101 Technical Report Briggs Mine, dated May 29, 2012; 0.006 opt gold cut-off, adjusted for actual production through December 31st, 2014 and other changes during production.
(3)	Pinson Technical Report, NI 43-101 Technical Report, dated October 17, 2014: using 0.22 opt sulphide and 0.190 opt oxide cut-off (underground) and 0.010 opt cut-off (open pit). The underground resource has been reconciled against development and mining completed through December 31, 2014.
(4)	Columbia Report, NI 43-101 Technical Report Columbia Gold Property, June 2010; 0.020 opt gold cut-off.
(5)	Cecil R Report, NI 43-101 Technical Report Cecil R Gold Property, March 2010; using a 0.010 opt gold cut-off.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Quarter ended March 31, 2015

Summary of Quarterly Results

Following is selected quarterly financial information for the eight most recent quarters. The information is reported in USD, in accordance with IFRS, consistently applied.

Results for Quarter ended	Mar-15	Dec-14	Sep-14	Jun-14
Revenues, gold and by-product sales	$9,919,100	$10,791,100	$10,085,500	$10,810,900
Percent change from previous quarter	-8%	7%	-7%	10%
Percent change from prior period	1%	1%	-16%	10%

Average gold price per ounce sold	$1,223	$1,204	$1,285	$1,297
Percent change from previous quarter	2%	-6%	-1%	4%
Percent change from prior period	-2%	-8%	-2%	-10%

Gold ounces sold	8,083	8,922	7,799	8,301
Percent change from previous quarter	-9%	14%	-6%	7%
Percent change from prior period	4%	10%	-15%	23%

Cost of sales, excluding depreciation & fair-value Adj.	$8,630,300	$8,985,800	$8,353,300	$8,760,600
Percent change from previous quarter	-4%	8%	-5%	8%
Percent change from prior period	6%	12%	-8%	14%

Cost of sales, excluding Depr. & fair-value Adj., per Oz. sold	$1,068	$1,007	$1,071	$1,055
Percent change from previous quarter	6%	-6%	1%	1%
Percent change from prior period	2%	2%	8%	-7%

Inventory fair-value write-down (recovery) to net realizable value	$2,468,100	$3,018,900	$868,100	$(77,300)

Impairment of non-current assets	$-	$1,010,800	$-	$-

Depreciation and amortization, cost of sales	$1,748,700	$2,205,600	$2,080,500	$2,001,800
Depreciation and amortization, cost of sales, per Oz sold	$216	$247	$267	$241

General & administrative expense, including depreciation	$895,900	$818,700	$736,000	$1,079,300
Exploration expenses (recovery)	$14,400	$11,000	$(230,800)	$236,800
Property-maintenance expenses	$4,500	$93,200	$111,500	$339,000
Site restoration provision	$-	$676,700	$-	$-

Interest expense	$(981,900)	$(1,153,500)	$(1,196,400)	$(1,164,900)
Realized and unrealized gain (loss) on derivatives	$-	$-	$4,400	$(69,800)
Other (expense) income not listed above	$(303,900)	$(1,336,500)	$91,700	$(284,200)

Income tax expense, net	$-	$(2,600)	$-	$-

Net loss after income tax for the quarter	$(5,128,600)	$(8,522,200)	$(2,933,400)	$(3,048,200)
Basic loss per share	$(0.02)	$(0.04)	$(0.01)	$(0.02)

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Quarter ended March 31, 2015

Results for Quarter ended	Mar-14	Dec-13	Sep-13	Jun-13
Revenues, gold and by-product sales	$9,796,800	$10,699,000	$12,030,500	$9,784,200
Percent change from previous quarter	-8%	-11%	23%	-22%
Percent change from prior period	-22%	-35%	-15%	-26%

Average gold price per ounce sold	$1,253	$1,310	$1,308	$1,436
Percent change from previous quarter	-4%	0%	-9%	-12%
Percent change from prior period	-23%	-24%	-21%	-11%

Gold ounces sold	7,770	8,115	9,147	6,775
Percent change from previous quarter	-4%	-11%	35%	-12%
Percent change from prior period	1%	-15%	6%	-16%

Cost of sales, excluding depreciation	$8,126,300	$7,996,500	$9,096,800	$7,714,900
Percent change from previous quarter	2%	-12%	18%	-9%
Percent change from prior period	-4%	-22%	1%	1%

Cost of sales, excluding depreciation, per ounce sold	$1,046	$985	$995	$1,139
Percent change from previous quarter	6%	-1%	-13%	3%
Percent change from prior period	-5%	-8%	-5%	22%

Inventory fair-value write-down (recovery) to net realizable value	$340,700	$1,830,100	$(600,900)	$1,366,400

(Recovery) impairment of non-current assets	$(75,500)	$33,090,100	$-	$-

Depreciation and amortization, cost of sales	$1,704,500	$2,279,600	$1,525,800	$1,582,700
Depreciation and amortization, cost of sales, per Oz sold	$219	$281	$167	$234

General & administrative expense, including depreciation	$1,086,800	$1,229,900	$1,273,400	$1,174,400
Exploration expenses	$291,400	$318,000	$20,000	$134,100
Property-maintenance expenses	$253,700	$258,000	$728,000	$69,900
Recovery for site restoration	$-	$(568,600)	$-	$-

Interest expense	$(1,329,300)	$(2,139,000)	$(992,600)	$(211,100)
Realized and unrealized gain (loss) on derivatives	$50,900	$89,700	$(189,700)	$811,900
Other income (expense) not listed above	$2,353,100	$221,300	$23,000	$(111,000)

Income tax (expense) benefit, net	$-	$(10,604,700)	$-	$669,900

Net loss after income tax for the quarter	$(856,400)	$(48,167,300)	$(1,171,900)	$(1,098,500)
Basic income per share	$-	$(0.25)	$(0.01)	$(0.01)

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Quarter ended March 31, 2015

The Company’s financial results are not significantly impacted by seasonality. Expenses and income vary depending on gold price; the tons of ore mined and processed; ore grades; stripping ratios; labor, diesel, chemical, tire, aggregate, and maintenance costs; contract mining and processing costs; gains and losses on derivatives; gains or losses on the sale of investments and disposals of properties; and other factors. Significant operating costs include: labor and benefits, fuel, maintenance and supplies, chemicals, explosives, and outside services. Competition for experienced mining staff continues to be an issue and has been a factor in increasing the costs of doing business. Fuel cost is a significant cost factor at Briggs. In First Quarter 2015, diesel fuel represented approximately 13 percent of “Cost of sales, excluding depreciation”, while in 2014 and 2013, diesel fuel represented approximately 23 percent and 22 percent of “Cost of sales, excluding depreciation”, respectively. The decrease in diesel costs in First Quarter 2015 reflects the lower price for fuel, but also shorter haul cycles and fewer total tons mined, given the cessation of pre-stripping activities, at Briggs.

Gold price trends indicated above reflect global market conditions. In the last three years, the London PM Fix price per ounce of gold has been between $1,142 (November 2014) and $1,792 (October 2012). The three-year average London PM Fix price at December 31, 2014 was $1,449. The range of price movements in First Quarter 2015 was between $1,147 and $1,296 per ounce, with the average London PM Fix price being $1,215 per ounce.

Ounces sold relate directly to operating capacity and production. In First Quarter 2015 and in 2014, production was principally impacted by re-commencing operations at Pinson Underground in June 2014; changes in the degree and timing of stripping activities at Briggs; changes in mined ore grades; and managing the crushing-plant bottleneck at Briggs. Mining and production metrics are discussed further under “Briggs Mine, California” and “Pinson Underground” under “Pinson Mine Property, Nevada” above.

Changes in the total cost of sales, excluding depreciation, have generally been consistent with changes in the ounces sold. Gold ounces sold decreased 9 percent in First Quarter 2015 relative to Fourth Quarter 2014; cost of sales, excluding depreciation, decreased 4 percent; and the cost per ounce increased 6 percent, reflecting, despite cost reductions, fixed costs being spread over fewer ounces at Briggs and certain inefficiencies at Pinson, as discussed above. In Fourth Quarter 2014 the cost per ounce decreased 6 percent, reflecting cost reductions at Pinson and Briggs. In Third Quarter 2014 and in Second Quarter 2014, the average cost per gold ounce sold increased only marginally, 1 percent. The average cost per gold ounce increased 6 percent in First Quarter 2014 as fixed costs and increases in maintenance and other operating costs at Briggs were spread over fewer ounces sold than in Fourth Quarter 2013. The Goldtooth South pit had a higher stripping ratio and involved longer haul-cycles than do the Briggs Main North or Briggs Main pits, causing increased mining costs between May 2013 and October 2014. The average cost per gold ounce declined significantly in both the third and fourth quarters of 2013 due to increased ore production and lower stripping ratios than experienced earlier in 2013. A focus on stripping of the Goldtooth South pit caused costs per gold ounce to be at a relatively high level in the first half of 2013.

See “Results of Operations – Year Ended December 31, 2014 versus Year Ended December 31, 2013” later in this MD&A for descriptions of the write-downs in inventory to estimated net realizable value and for descriptions of impairments recognized.

Depreciation and amortization within cost of sales is initially calculated on a units-of-production basis. Depreciation expense per ounce has tended to increase as stripping, equipment rebuilds, sustaining capital, and other capital additions at Briggs have been depreciated over a reserve being depleted at a proportionally more rapid pace. There has been an increasing inconsistency on a depreciation-per-ounce basis between quarters after June of 2013 as adjustments reducing the value of inventory to net realizable value decrease the depreciation within inventory and hence decrease the depreciation expense that flows through cost of sales.

General and administrative (“G&A”) expenses increased $0.1 million or 9 percent in First Quarter 2015 relative to Fourth Quarter 2014 due largely to expenses for computer repairs, consultants, and legal services; costs that the Company expects to reduce over the balance of 2015. Managed cost reductions reduced general and administrative (“G&A”) expenses in 2014, with the greatest impact being the last two quarters. G&A expenses were relatively consistent between quarters in 2013.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Quarter ended March 31, 2015

Exploration expenses vary directly with projects undertaken and the degree of certainty of future benefit. Negligible exploration activities were underway in First Quarter 2015 and Fourth Quarter 2014. In Third Quarter 2014, $0.3 million of ‘exploration’ expenses associated with Pinson’s pre-feasibility studies were capitalized upon the successful completion of those studies. In the first and second quarters of 2014, a pre-feasibility study was underway for the Mag Pit project at Pinson. In the third and fourth quarters of 2013, leaching tests and geological and pre-feasibility studies were being conducted for the Mag Pit at Pinson.

Property-maintenance expenses depend on activities at properties on a care and maintenance status. Pinson Underground was on care and maintenance between June of 2013 and June of 2014 when operations re-commenced. The Reward property, a development stage property, was considered to have been on care and maintenance in 2014, prior to its sale in November of 2014.

The Company recognized site restoration expense of $0.7 million in 2014 and a site restoration recovery of $0.6 million in 2013. The expense recognized in 2014 resulted primarily from an updated time table for reclamation work at Briggs and a change in estimated future costs at Kendall. In 2013, estimated future Briggs reclamation costs were decreased, leading to the recovery.

Largely due to a partial pre-payment of debt amounting to $4.9 million in Fourth Quarter 2014, interest expense declined 15 percent to $1.0 million in First Quarter 2015. On January 31, 2014, the Company entered into a $22.0 million credit facility agreement (the “Waterton Loan”) with Waterton Precious Metals Fund II Cayman, LP (“Waterton”). Interest expense was consistently between $1.2 million and $1.3 million in each quarter of 2014, principally being incurred or imputed on the Waterton Loan. The Waterton Loan refinanced other current obligations and the C$18.1 million balance of a note (“Sprott Loan”) with Sprott Resource Lending Partnership (“Sprott”), initially undertaken in 2011 to finance the initial development and acquisition of the remaining 70 percent interest in Pinson. Interest expense includes accretion of asset retirement obligations, loan discount-fee amortization, and interest for equipment financing. In Fourth Quarter 2013, $1.1 million of loan-amendment fees, related to the Sprott Loan replaced in January of 2014, was written-off as interest expense, adding to the $1.0 million of interest expense otherwise recognized that quarter. When Pinson Underground was placed on care and maintenance at the end of June 2013, interest incurred began to be expensed, increasing interest expense to $1.0 million in Third Quarter 2013. Interest expense was trending down through and including the Second Quarter 2013 as debt was being reduced and interest on new debt, associated with the acquisition and development of Pinson Underground was instead capitalized. When debt, including existing general corporate debt, is used to fund material capital projects such as the development of the Pinson mine, accounting guidance (IFRS) requires the related interest on the debt to be capitalized as part of the cost of the project.

Realized and unrealized gains and losses on derivatives prior to December 31, 2013 relate directly to market movements in the price of gold and the embedded forward sales in the 2009 Gold Bonds, which were retired in December of 2013. The minimal unrealized gains and loss on derivatives in 2014 resulted from mark-to-market accounting for open forward sales at the quarter-ends.

Other expense and income indicate the impact of ‘one-off’ events. In First Quarter 2015, a $0.4 million loss was recognized on the sale of an idle haul truck. In Fourth Quarter 2014, the $1.3 million expense principally reflects the $1.1 million book-loss on the sale of CR Reward Corp. and the Clover Property. In the First Quarter 2014, the $2.4 million income principally reflects the $2.3 million foreign-exchange gain realized upon the settlement of the Sprott Loan, denominated in Canadian dollars. In 2013, other income was principally realized on insurance settlements for claims filed in 2013 and in 2012.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Quarter ended March 31, 2015

Income tax benefits and expenses recorded relate to the current year’s results, to the deferred tax provision related to changes in longer-term projections, and to updates in the expected use of the Company’s deferred net operating losses. During 2013, the Company updated and recognized reductions of $10.3 million in its deferred tax assets (“DTA”) attributable to its US net operating loss carryforwards and all other sources. Until the timing and magnitude of future taxable profits became clearer, the Company determined that there was not a sufficient probability that future taxable profits would be available to utilize tax loss carryforwards and deductible temporary differences.

Results of Operations – First Quarter 2015 versus First Quarter 2014

Atna recognized a net loss of $5.1 million, $(0.02) per basic share, for the First Quarter 2015. These quarterly results compare to a net loss of $0.9 million, $(0.00) per basic share, for the First Quarter 2014. Significant elements of the $4.2 million increased loss between the two quarters are presented below.

•	Gold and silver revenues increased $0.1 million, or 1 percent, to $9.9 million in the First Quarter 2015 compared to the First Quarter 2014 with the gold ounces sold increasing from 7,800 ounces to 8,083 ounces, a 4 percent increase, and the average price realized per gold ounce sold decreasing from $1,253 to $1,223, a 2 percent decrease.
•	Cost of sales, excluding depreciation, and excluding impairments and adjustments to inventory valuations, was $8.6 million in First Quarter 2015 and $8.1 million in First Quarter 2014, an increase of $0.5 million, or 6 percent. Ounces sold increased 4 percent, so a net 2 percent increase relates to increased per unit costs. The 2 percent increase largely followed from fixed costs being spread over fewer produced ounces at Briggs and certain inefficiencies discussed within the “Pinson Underground” section of this report.
•	Depreciation, cost of sales, was $1.7 million in First Quarter 2015 and $1.7 million in First Quarter 2014. Depreciation expense is actually increasing, but the write-downs of inventory to estimated net realizable value in prior quarters are reducing the depreciation flowing out of inventory and into cost of sales.
•	A write-down of inventory to estimated net realizable value less costs of completion resulted in recognition of an expense of $2.5 million in First Quarter 2015 and $0.3 million in First Quarter 2014. The adjustments were based on the quarter-end gold prices of $1,187 and $1,292 per ounce of gold, respectively.
•	General and administrative expenses declined by 14 percent from over $1.0 million to under $0.9 million in First Quarter 2015, relative to First Quarter 2014. This reflects the results of cost reduction efforts.
•	Exploration expenses declined from $0.3 million to virtually nil, and care and maintenance expenses declined from $0.3 million to virtually nil in First Quarter 2015, relative to First Quarter 2014. The former reflects reduced exploration activities and the latter reflects that little remained on care-and-maintenance in First Quarter 2015.
•	Interest expense decreased by $0.3 million to $1.0 million in First Quarter 2015, principally as $4.9 million of debt was voluntarily pre-paid in Fourth Quarter 2014.
•	Losses on asset disposals were $0.4 million in First Quarter 2015 when an idle haul truck was sold and nil in First Quarter 2014.
•	In First Quarter 2014, a foreign exchange gain of $2.3 million was realized and recognized when a debt denominated in Canadian dollars was refinanced and pre-paid. There was no similar transaction in First Quarter 2015.
•	Other income was $0.1 million in First Quarter 2015 and virtually nil in First Quarter 2014. The former income resulted principally from a realized gain upon the disposition of a joint venture interest.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Quarter ended March 31, 2015

As of March 31, 2015, cash and cash equivalents were $1.6 million; the cash balance having decreased $0.5 million in the First Quarter 2015. The significant elements underlying the net decrease of $0.5 million are presented below with comparisons to First Quarter 2014.

•	Net cash provided by operating activities was $0.8 million in First Quarter 2015. Cash provided by operating activities increased $4.5 million in First Quarter 2015, relative to First Quarter 2014 when $3.7 million was used for operating activities. Of this $4.5 million increase, $3.6 million was attributable to changes in working capital and $0.9 million was attributable to operating results. Increases in inventory occurred in both quarters, using cash, but payables, principally related to increasing operations at Pinson, provided $1.9 million in First Quarter 2015, whereas pay-downs of trade payables at Briggs used $1.8 million in First Quarter 2014. Reduced cash outlays for interest, G&A, exploration, and care-and-maintenance expenses contributed principally to the $0.9 million noted improvement from operations.
•	$0.8 million and $0.3 million were spent for mine development and to acquire capital equipment at Briggs and Pinson in First Quarter 2015 and First Quarter 2014, respectively.
•	Nil and $0.5 million were spent for stripping activity assets at Briggs in First Quarter 2015 and First Quarter 2014, respectively.
•	In First Quarter 2015, the surety holding collateral for outstanding reclamation bonds agreed to lower the overall collateral requirement to 25 percent of the face amount of the bonds, essentially returning $0.3 million of collateral that had been tied to the Reward and Clover properties sold in Fourth Quarter 2014.
•	In First Quarter 2014, investments sold led to the realization of $0.1 million. There were no similar sales in First Quarter 2015. The investments sold were principally stock in other mining companies acquired in exchange for joint venture or property option interests.
•	Proceeds from the sale of assets provided $0.1 million in First Quarter 2015 and $0.5 million in First Quarter 2014. An idle haul truck was sold in First Quarter 2015, and certain mineral rights in Montana and certain royalty interests were sold in First Quarter 2014.
•	In First Quarter 2015, $1.0 million of cash was used to service finance leases and notes, whereas $0.8 million was used for this in First Quarter 2014.
•	The note placed with Waterton in First Quarter 2014 provided a net $21.3 million, refinancing the note previously provided by Sprott and other current obligations.
•	Repayment of the Sprott Note principal in First Quarter 2014 used $15.6 million of cash.

Contractual Obligations

The Company’s material undiscounted contractual obligations as of March 31, 2015 follow.

		Payments due by Period
		Less than			More than
	Total	1 year	1-3 years	4-5 years	5 years
Long term debt obligations	$21,883,000	$20,764,300	$1,112,200	$6,500	$-
Finance lease obligations	2,774,600	1,683,100	1,091,500	-	-
Operating lease obligations	517,900	116,600	299,100	102,200	-
Asset retirement obligations	6,886,100	886,100	1,930,000	2,897,700	1,172,300

Total	$32,061,600	$23,450,100	$4,432,800	$3,006,400	$1,172,300

Off-Balance Sheet Arrangements

As of March 31, 2015 and December 31, 2014, the Company had no outstanding off-balance sheet arrangements.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Quarter ended March 31, 2015

Liquidity and Capital Resources

Atna expects that cash requirements over the next 12 months can be met with cash flow from the Briggs and Pinson operations and existing cash, and that these sources may be supplemented with equipment financings, asset sales, and the refinancing of debt. The Company’s 2015 budget and recent forecasts indicate that supplemental financing will not be required; however, this is principally contingent upon Briggs and Pinson realizing operating cash flow targets. Capital requirements in 2015 are expected to be minimal at Briggs and development requirements at Pinson are expected to be funded from operations. No material spending is expected for the Mag Pit or Columbia projects. The Company anticipates either paying-down the balance due on the Waterton Loan or arranging for refinancing of the balance prior to the credit line’s termination on January 31, 2016. However, the Company cannot provide any assurances that it will have sufficient cash flows from operations to repay the Waterton Loan at or prior to maturity, in which case, the Company may be required to seek additional liquidity from the issuance or refinancing of debt, convertible bonds, or equity; new lines of credit; asset sales; or by combinations of these. There can be no assurances that any of these additional sources of liquidity would be available to the Company, or on acceptable terms. In addition, funding requirements could be significantly affected by the future price of gold and any unforeseen, prolonged production disruptions at either mine.

Past cash requirements were met through the use of a combination of operating cash flows, asset sales, and debt and equity financings. Please see annual report for 2014 for descriptions of historical financings.

As of March 31, 2015, the Company had negative net working capital, current assets less current liabilities, of ($7.1) million. $19.1 million of debt is due on January 31, 2016 under the Company’s principal credit agreement, and this debt must be paid-off or paid-down and refinanced by that date. An increase in accounts payable and accrued liabilities contributed $1.9 million to cash flows in First Quarter 2015, however $1.3 million of this resulted from an increase in business activities at the Pinson Underground. Current assets as of March 31, 2015 included recoverable gold inventories of approximately 18,030 ounces at Briggs having a recoverable / book value of $17.8 million.

Operating cash flows provided $0.8 million in First Quarter 2015. In the balance of 2015, we expect to further ramp-up production at the Pinson Underground mine and to ramp-down mining and crushing activities at Briggs, while continuing processing operations at Briggs for several years. The Company is expected to produce 50,000 to 60,000 ounces of gold in 2015. Briggs and Pinson Underground are expected to provide improved, positive, net operating cash flows, particularly in the second half of 2015. In both cases, operating cash flows will be enhanced by prior investments in development, equipment, inventory, and other assets. Capital spending at Briggs in 2015 is expected to be roughly $1.0 million, principally for sustaining capital / equipment rebuilds. Capital spending at Pinson in 2015 is expected to be between $2.0 million and $2.5 million, principally for vertical spiral development and vent raises.

Financing Transactions

Equity Issuance:

No warrants and few options were exercised in First Quarter 2015. Options and Restricted Share Units (“RSU’s”) are granted and issued in accordance with the Company’s compensation plans. Exercises of warrants and options and issuances of RSU’s are summarized in the table below. A roll-forward of the Company’s common shares outstanding during the first quarter of 2015 follows.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Quarter ended March 31, 2015

Number of
Shares
Balance of shares, beginning of the period	207,347,362
Options exercised	7,833
Restricted stock units issued	1,702,185

Balance of shares, end of the period	209,057,380

As of May 1, 2015; 209,141,709 common shares were outstanding.

Debt:

In First Quarter 2015, equipment-financing notes of $0.1 million were issued for an equipment rebuild. Principal repayments for finance leases and equipment-financing notes aggregated $1.0 million in First Quarter 2015.

On January 31, 2014, the Company entered into the Waterton Loan. The Company used this new $22.0 million credit facility to pay the current liability due to Sprott of approximately C$18.1 million, inclusive of early repayment and other fees, and the balance was used for general working capital purposes including a reduction in trade payables. The Waterton Loan is a non-revolving, senior secured facility, that bears interest at a coupon rate of 10 percent per annum and matures on the earlier of (i) January 31, 2016 and (ii) the date all amounts owing under the credit facility are voluntarily or mandatorily (as in the case of the facility having been accelerated in the event of a default) prepaid in full, without a repayment penalty. On the maturity date, Atna will pay to Waterton (i) a cash fee equal to 5 percent of the original credit facility and (ii) an additional cash fee equal to 5 percent of the credit facility less the $4.9 million prepayment made during the first 12 months of the Waterton Loan. As consideration for structuring the credit facility, Atna paid to Waterton a cash structuring fee of US$440,000 and issued to Waterton 10,000,000 non-transferable common share purchase warrants, which warrants were cancelled in November 2014. Certain assets owned directly by Canyon Resources Corp., CR Briggs Corporation, CR Montana Corporation, and Atna Resources Inc. have been pledged as security under the Waterton Loan. Covenants restrict equipment financings to $12 million and require Waterton’s consent for material asset sales. The Waterton Loan also precludes additional borrowings and guarantees of debt, except for Permitted Debt and Liens, and allows early prepayments without incurrence of a prepayment penalty.

Investing Transactions

Disposition of Assets:

Proceeds from the sale of assets provided $0.1 million in First Quarter 2015. An idle haul truck was sold.

Capital Expenditures:

Cash expended for mine development and capital purchases in First Quarter 2015 and First Quarter 2014 was $0.8 million and $0.3 million, respectively. The 2015 capital expenditures were principally for development of Pinson Underground, and the 2014 expenditures were principally for equipment rebuilds at Briggs. Nil and $0.5 million, respectively, were expended in First Quarter 2015 and First Quarter 2014 for stripping activity assets at Briggs.

Capital expenditures are approved for expenditure by the Company on a case-by-case basis, and capital spending may be modified over time based on judgments as to potential benefits, project requirements and the availability of funds.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Quarter ended March 31, 2015

Outstanding Warrants

The following table summarizes warrants outstanding as of March 31, 2015.

	Remaining			Underlying
Expiration Date	Life in Years	Exercise Price		Shares

August 22, 2017	2.40	CAD$	0.18	5,926,009
				5,926,009

Surety Bonds

Atna is working with a surety company to provide bonds for its operations. Collateral is posted with this company to cover new or increased bond requirements. All surety bonds are subject to annual review and adjustment and additional permitting, extension of mine life, areas of mining activity and changes in the regulatory environment affect bond requirements.

In First Quarter 2015, the BLM released the bonds previously held for the Reward and Clover properties, these properties having been sold in November 2014. Bonds of $1.0 million were retired and the surety provided a collateral refund of $0.3 million.

The Company has posted reclamation / surety bonds and a minor cash-bond for Briggs in the amount of $4.5 million. Restricted cash held as collateral by the surety and a government agency amounts to $1.1 million.

Bonds in place for Pinson total $1.7 million. The Company has placed $0.4 million into a collateral account related to the Pinson surety bonds.

The Company has on deposit with the MDEQ $2.4 million in an interest-bearing account for reclamation at the Kendall Mine. The Company has placed an additional surety bond of $0.2 million with the MDEQ. The surety of the latter bond is holding $0.1 million in collateral.

There is an outstanding surety bond for Columbia of $0.1 million, having a minor amount of collateral associated with it.

Related Party Transactions

During 2014, First Quarter 2015, and through the Report Date, the Company had no related party transactions.

Financial Instruments

Held-to-maturity investments, loans, receivables and other financial liabilities are measured at amortized cost. Held-for-trading or held-for-sale financial instruments are measured at fair value. Derivative financial instruments are recorded at fair value, unless exempted as a normal purchase and sale arrangement. Changes in fair value of derivative financial instruments are recorded in earnings unless the instruments are designated and meet the requirements for accounting treatment as a hedge. To date, the Company has not designated its derivative contracts as hedges and therefore has not employed hedge accounting. The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies as of the balance sheet dates; however, assumptions and judgments are required to develop these estimates. Realized gains and losses on financial instruments are disclosed within operating cash flow.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Quarter ended March 31, 2015

The three levels of the fair value hierarchy are:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
•	Level 3 – Inputs that are not based on observable market data.

The following table provides a comparison of fair values and carrying values as of:

			March 31, 2015		December 31, 2014
			Estimated	Carrying	Estimated	Carrying
	Category	Level	Fair Value	Value	Fair Value	Value

Financial assets:
Cash and cash equivalents	Available-for-sale	N/A	$1,620,700	$1,620,700	$2,162,200	$2,162,200
Restricted cash	Loans and receivable	1	4,006,900	4,006,900	4,316,000	4,316,000
Total financial assets			$5,627,600	$5,627,600	$6,478,200	$6,478,200

Financial liabilities:
Accounts payable and other liabilities	At amortized cost	N/A	$6,844,600	$6,844,600	$5,298,000	$5,298,000
Notes payable	At amortized cost	2	21,883,000	20,540,700	21,483,600	20,636,500
Finance leases	At amortized cost	N/A	2,774,600	2,774,600	3,162,900	3,162,900
Total financial liabilities			$31,502,200	$30,159,900	$29,944,500	$29,097,400

The following table presents the Company’s nonfinancial liabilities that were measured at fair value on a recurring basis by level within the fair value hierarchy as of:

	March 31, 2015			December 31, 2014
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Liabilities:
Asset retirement obligations	$-	$-	$4,482,600	$-	$-	$4,493,800

The Company uses estimated amounts and timing for expected future reclamation costs, the current market-based discount rate in consideration of the risks specific to the liability, and estimated future inflation to determine AROs. Accordingly, the ARO fair value is based on unobservable pricing inputs and is included within the Level 3 fair value hierarchy. There were no Level 1 fair value estimates. The Level 2 fair value estimate for notes and debt obligations is based on payment obligations and exclude unamortized discounts with which these amounts are combined on the balance sheets. See notes to the financial statements for additional information and the ARO roll-forward.

Financial Risk Management

The Company is exposed to a number of financial risks including market risks, credit risks and liquidity risks. Market risks include commodity price risk, security price risk, foreign exchange risk, and fair value interest rate risk. The Company has risk management policies and programs that involve senior management and when appropriate, the Board of Directors of the Company (the “Board”). The main purpose of these policies and programs is to manage cash flow and raise financing as required and in a timely fashion for the Company’s development programs. The Company may use various financial instruments to manage related risks. It is the Company’s policy that no trading in derivatives for speculative purposes shall be undertaken.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Quarter ended March 31, 2015

Gold price risk: The Company’s primary product is gold. The value of the Company’s inventory and long-lived assets, its earnings and its operating cash flows are significantly impacted by the market price of gold. The market price of gold and the value of mineral interests related thereto have fluctuated widely and are affected by numerous factors beyond the control of the Company. These factors include international economic and political conditions, expectations of inflation, international currency exchange rates, interest rates, global or regional consumptive patterns, speculative activities, changes in production due to mine development and improved mining and production methods, metal stock levels, governmental regulations, and central bank policies. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving a profit or acceptable rate of return on invested capital or the investment not retaining its value.

For the first quarter 2015, if the price of gold averaged 10 percent higher or lower per ounce, the Company would have recorded an increase or decrease in revenue of approximately $1.0 million, respectively. For the first quarter 2014, if the price of gold averaged 10 percent higher or lower per ounce, the Company would have recorded an increase or decrease in revenue of approximately $1.0 million, respectively.

The Company may enter into gold derivative contracts (hedges) to mitigate the impacts of lower gold prices on its operations. Management and the Board have set a gold hedge limit of 50 percent of annual production plus a reserve tail of 25 percent of the life-of-mine production. The gold derivative contracts may include the purchase of put options and the sale of call options, which in some cases are structured as a collar, and forward gold sales, including embedded derivatives. Derivative financial instruments are recorded at fair value, and hedge accounting has not been employed. Entering into and managing gold hedges has been limited in the aggregate by counter-party credit agreements stipulating margin lines of $500,000 to $600,000.

At March 31, 2015 and at December 31, 2014, the Company had no forward sales.

Liquidity risk: Liquidity risk represents the risk that the Company cannot fund its current operations and obligations. This risk arises in turn primarily from operating and business risks that have the potential to disrupt cash flows, inclusive of risks of material changes in gold prices, production schedules and outputs, operating costs, spending on or timing of development, and changes in regulations. Cash flow forecasting is performed regularly in aggregate for the Company with the objective of managing operating, investing, and financing cash flows to maintain a continuity of funding.

Economic factors beyond the Company’s control may also make additional funding temporarily unavailable. Should cash flows from operations and existing cash be insufficient to meet current obligations, refinancing of debt obligations, the sale of assets, or an equity issuance would be necessary, and there is no assurance that such financing activities would be successful.

Under the continuing credit agreement with Waterton, certain assets owned directly by Canyon Resources Corp., CR Briggs Corporation, CR Montana Corporation, and Atna Resources Inc. were pledged as security. Covenants restrict equipment financings to $12 million and require Waterton’s consent for material asset sales. The Agreement precludes additional borrowings and guarantees of debt, except for Permitted Debt and Liens, and allows early prepayments without incurrence of a prepayment fee.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Quarter ended March 31, 2015

The tables below summarize the maturity profile of the Company’s financial liabilities based on contractual undiscounted payments as of the dates indicated. The amounts shown are based on payment obligations and exclude unamortized discounts with which these amounts are combined on the balance sheets.

		Payments due by Period as of March 31, 2015
		Less than	Between 3 months			More than
	Total	3 months	and 1 year	1-3 years	3-5 years	5-years
Trade and other payables	$6,844,600	$6,240,400	$604,200	$-	$-	$-
Finance lease obligations	2,774,600	393,100	1,290,000	1,091,500	-	-
Notes and debt obligations	21,883,000	487,100	20,277,200	1,112,200	6,500	-

Total	$31,502,200	$7,120,600	$22,171,400	$2,203,700	$6,500	$-

		Payments due by Period as of December 31, 2014
		Less than	Between 3 months			More than
	Total	3 months	and 1 year	1-3 years	3-5 years	5-years
Trade and other payables	$5,298,000	$4,736,900	$561,100	$-	$-	$-
Finance lease obligations	3,162,900	388,300	1,296,800	1,477,800	-	-
Notes and debt obligations	21,483,600	509,900	1,320,600	19,653,100	-	-

Total	$29,944,500	$5,635,100	$3,178,500	$21,130,900	$-	$-

Capital management: The primary objectives of the Company’s capital management are to maintain healthy cash balances and healthy capital ratios in order to support its operations and development, limit the risks of default on debt obligations, and maximize shareholder value. The Company manages its capital structure and makes adjustments to it in light of business and economic conditions. To date, the Company has not declared or paid any dividends. The Company has issued new shares and may again in order to maintain or adjust its capital structure. The Company has the practice of developing its mines at a controlled and measured pace in order to manage cash and financial leverage. Management principally considers the debt to total asset ratio as a measure of financial leverage and overall capital structure; such ratio being 38 percent at March 31, 2015 and 35 percent at December 31, 2014. Long-term cash flow forecasts are prepared at least annually for the Company with the objective of managing cash, debt levels, rates of development, and the long-term capital structure.

Foreign exchange risk: A foreign exchange gain of $2.3 million was realized in the first quarter of 2014 upon settlement of a debt obligation of C$17.5 million. Please see notes to the financial statements for an additional description. Other than for this debt, retired in the first quarter of 2014, the Company’s assets, liabilities, revenues and costs have been primarily denominated in USD, and are not significantly impacted by foreign exchange risks.

One of the market conditions that may affect the price of gold is the extent to which gold is viewed as a safe-haven or hedge against fluctuations in major currencies such as the US dollar and the Euro. Fluctuations in foreign exchange may therefore have a significant indirect impact upon the Company.

Credit and customer risks: Credit risk represents the loss that would be recognized if counterparties failed to perform as contracted. Credit risks arise from market, industry, and individual counterparty conditions. Concentrations of credit risk, on or off balance sheet, exist for counterparties when they have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. The Company manages counterparty credit risk by monitoring the creditworthiness of counterparties.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Quarter ended March 31, 2015

The Company is subject to concentrations of credit risk in connection with maintaining its cash balances primarily in U.S. and Canadian financial institutions in amounts in excess of levels insured by the Federal Deposit Insurance Corporation and the Canada Deposit Insurance Corporation. Restricted cash held as collateral against surety bonds is invested by the surety-trustee in certificates of deposit and US Treasury instruments.

Sales of gold by Briggs expose the Company to the credit risk of nonpayment by the buyer. Briggs sells all of its gold to one or two customers with payment terms of 0 to 14 days. At any one time, the level of receivable is usually less than two percent of the Company’s total annual revenues. Due to the global and liquid markets for gold, geographic and customer concentrations are considered to pose immaterial risks.

Pinson Underground sells ore and generates trade receivables that give rise to credit risk. Pinson has contracts to sell oxide and sulfide ores to Newmont Mining Corp. with 90 percent of the sales-price being payable within 10 days and the 10 percent balance being due within a month. Pinson has a life-of-mine contract to place, at its option, sulfide ore with a separate third-party processor, Barrick Gold Corporation, who will also buy the resultant doré under agreed upon terms.

Hedges, including forward sales of gold, expose the Company to a credit risk from non-performance by the counterparties under the contract. To date, the Company has undertaken little credit risk with counterparties for hedges, however this risk may increase in the future to the extent more hedging is undertaken or prices of the underlying commodities vary more dramatically during the term of the hedges. By agreement with Waterton, the Company will not enter into hedges exposing it to more than a cumulative $1.0 million credit risk.

Equity securities price risk: The Company has immaterial exposure to equity securities price risk because of immaterial investments held as available-for-sale.

Fair value interest rate risk: The Company has only entered into debt agreements with fixed interest rates. Fixed interest rates expose the Company to fair value interest rate risks. There is the qualitative risk that a fixed rate liability will become uncompetitive in the future as market rates decline or the Company’s credit position improves. There is a quantitative risk that the interest rate will increase upon refinancing of debt obligations in the future as market rates increase or the Company’s credit position deteriorates. The Company’s other qualitative interest rate risk arises from the mismatch of fixed rate liabilities and floating rate assets. Management of the fair value interest rate risk involves taking into consideration the duration of debt agreements, refinancing penalties, options to renew existing positions, the availability of floating–rate debt and other alternative financing.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Quarter ended March 31, 2015

Stock Options

The following table summarizes the stock options outstanding and exercisable as of March 31, 2015.

Exercise Price CAD		Options Outstanding			Options Vested & Exercisable
Low	High	Quantity	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price CAD	Quantity	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price CAD
$0.0675	$0.08	4,113,334	4.7	$0.0675	1,353,333	4.7	$0.0675
0.09	0.16	2,775,792	3.8	0.105	2,007,804	3.8	0.105
0.17	0.82	2,359,900	1.8	0.47	2,094,267	1.5	0.50
0.83	1.11	2,350,000	0.8	0.89	2,350,000	0.8	0.89
1.12	1.13	2,110,000	1.7	1.13	2,110,000	1.7	1.13

$0.0675	$1.13	13,709,026	2.9	$0.45	9,915,404	2.3	$0.59

Disclosure Controls and Procedures and Internal Controls over Financial Reporting

The Company's president and chief executive officer and vice president and chief financial officer have designed, or caused to be designed under their supervision, disclosure controls and procedures (“DC&P”) to provide reasonable assurance that: (i) material information relating to the Company is made known to them by others within the organization in a timely manner; and (ii) information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time period specified in securities legislation.

The chief executive officer and chief financial officer of the Company have designed, or caused to be designed, under their supervision, internal controls over financial reporting (“ICFR”) and have caused these controls to operate effectively under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

There has been no change in the Company’s DC&P or ICFR that occurred during First Quarter 2015 that has materially affected, or is reasonably likely to materially affect, the Company’s DC&P or ICFR. Internal audit tests were performed in 2014 providing reasonable assurance of the effectiveness of the Company’s DC&P or ICFR. The Company and the certifying officers have concluded that DC&P and ICFR were effective as of March 31, 2015.

No system of internal control over financial reporting, including one determined to be effective, may prevent or detect all misstatements. It can provide only reasonable assurance regarding financial statement preparation and presentation. Also, projections of the results of any evaluation of the effectiveness of internal control over financial reporting into future periods are subject to inherent risk. The relevant controls may become inadequate due to changes in circumstances or the degree of compliance with the underlying policies or procedures may deteriorate.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Quarter ended March 31, 2015

Corporate Governance

Management of the Company is responsible for the preparation and presentation of the consolidated financial statements and notes thereto, Management Discussion and Analysis (“MD&A”) and other information contained in public reports. Additionally, it is management’s responsibility to ensure the Company complies with the laws and regulations applicable to its activities.

The Company’s management is held accountable to the Board. Directors are elected to the Board by the shareholders of the Company on an annual basis. The Board is responsible for reviewing and approving the annual audited consolidated financial statements and MD&A. Responsibility for the review and recommendation to the Board of approval of the Company’s quarterly unaudited interim condensed financial statements and MD&A is delegated by the Board to the Audit Committee, which is comprised of three directors, all of whom are independent of management. Additionally, the Audit Committee pre-approves audit and non-audit services provided by the Company’s auditors.

The auditors are appointed annually by the shareholders of the Company to conduct an audit of the financial statements in accordance with IFRS. The external auditors have complete access to the Audit Committee to discuss the audit, financial reporting and related matters resulting from the annual audit as well as assist the members of the Audit Committee in discharging their corporate governance responsibilities.

Executive officers of the Company are retained under Employment Agreements. These Agreements have a one-year term and are automatically renewable unless the Company provides notification that the contract will not be renewed at least 60 days prior to the end of the Term.

Financial Accounting Standards that May Impact the Company

IFRS 15 – Revenue from Contracts with Customers – On May 28, 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers. This Standard outlines a single comprehensive model for entities to use in accounting for revenue from contracts with customers. It supersedes current revenue recognition guidance including IAS 18 Revenue, IAS 11 Construction Contracts and the related interpretations. The key principle of the Standard is that an entity will recognize revenue when it transfers promised goods or services to customers for an amount that reflects its expected consideration. The Standard introduces far more prescriptive and detailed implementation guidance than was included in IAS 18, IAS 11 and the related interpretations. The effective date for the Standard is for reporting periods beginning on or after 1 January 2017, with earlier adoption permitted. The Company has determined there will be no impact on our consolidated financial statements.

Critical Accounting Estimates

Management is required to make estimates and judgments that affect the amounts reported in the Company’s financial statements and related disclosures. By their nature, these estimates and judgments are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates and judgments in future periods could be significant.

The more significant areas requiring the use of management estimates and assumptions relate to mineral reserves that are the basis for future cash flow estimates and units-of-production amortization; distinguishing deferred stripping costs related to development and production from routine mining costs; future cash flow estimates and costs affecting net-realizable-values of inventory, long-term asset impairments, and liquidity; the recoverability and timing of gold production from the heap leach process affecting gold inventories; costs to complete in-process inventories; environmental, reclamation and closure obligations; fair value of share-based compensation; fair value of financial instruments and nonmonetary transactions; future profitability affecting deferred tax assets and liabilities; useful lives of assets; asset depreciation and amortization rates; and provisions for legal cases and governmental penalties.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Quarter ended March 31, 2015

Areas of judgment that have the most significant effect on the amounts recognized in the financial statements include: capitalization and impairment of exploration, technical and feasibility studies, development expenditures, and other long-term asset expenditures; recognition of deferred tax assets; the determination of contingent liabilities; determination of commencement of commercial production; classification of financial instruments; determination of functional currencies and foreign exchange gains and losses within income; and timing of revenue recognition.

Risks and Uncertainties

Mining is a competitive and capital intensive business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits, which, though present, are insufficient in quantity and quality to return a profit from production. The extraction of minerals acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as the worldwide economy, the price of gold and other minerals, the proximity and capacity of processing facilities, and such other factors as government regulation, including regulations relating to royalties, changes in taxation rates, increased fees, allowable production methods, controls over importing and exporting minerals, and environmental regulations, any of which could result in the Company not receiving an adequate return on invested capital.

The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of mineral resources are discovered, a profitable market will exist for their sale. Factors beyond the control of the Company may affect the marketability of any mineral occurrences discovered. The price of gold and silver has experienced volatile and significant movement over short periods of time, and is affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation or deflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities, including exchange traded funds, changes in supply due to new discoveries, and improved mining and production methods.

All phases of the Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulations, if any, will not adversely affect the Company’s operations or its ability to develop its properties economically or in a timely fashion. Before production may commence on any property, the Company must obtain regulatory and environmental approvals and permits. There is no assurance such approvals and permits will be obtained on a timely basis, if at all. Costs of compliance with environmental and other regulations may reduce profitability, or preclude the economic development of a property.

In those jurisdictions where the Company has property interests, the Company makes a search of mining records in accordance with mining industry practices to confirm satisfactory title to properties in which it holds or intends to acquire an interest, but does not obtain title insurance with respect to such properties. There is the possibility that title to one or more of its properties might be defective because of errors or omissions in the chain of title. The ownership and validity of mining claims and concessions are often uncertain and may be contested. The Company is not aware of any challenges to the location or area of its mineral claims. There is no guarantee, however, that title to the Company’s properties and concessions will not be challenged or impugned in the future. The properties may be subject to prior unregistered agreements or transfers, and title may be affected by undetected defects.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Quarter ended March 31, 2015

The business of mineral exploration and extraction involves a high degree of risk and very few properties ultimately achieve commercial production. The ability of the Company to replace production in the future is dependent on its ability to conduct exploration, development and mining operations. The Company may need to raise capital through the use of equity, debt, asset sales, joint ventures, or by other means in order to fund exploration, development and mining operations. In turn, the Company’s ability to raise capital depends in part upon the market’s perception of its management and properties, but also upon the price of gold and silver and the marketability of the Company’s securities. Servicing existing debt, previously incurred to finance projects, may hamper the Company’s ability to invest in new projects and obtain new financing. There is no assurance that the Company’s production activities or financing activities will be successful in providing the funds necessary to fund ongoing business activities.

Recovery of gold and silver from ore is impacted by many factors that create uncertainty. Factors impacting gold and silver recovery include variation in crushed-ore size, ore grade, rock type, solution concentration, lime addition, temperature, rainfall, irrigation time, pressure stripping, refining, timely implementation of ore placement on the leach pad, third party ore processing limitations or constraints, ability to deliver ores to third parties, and other associated factors. The cost structure of recovering metal is also impacted by numerous variables including ore grade and recovery, fuel and consumable costs, labor and benefit costs, equipment operating and maintenance costs and numerous other factors. Other production risk factors may include labor strife, slope or roof failure, lack of skilled labor and management, equipment failures, availability of mining equipment, availability of consumables, weather and other operational factors.

The Company operates in the US. As such, the Company’s business is subject to regulation by numerous county, state and federal regulatory agencies that include, but are not limited to: Mine Safety and Health Administration, US Department of Occupational Safety and Health, Department of the Interior, Bureau of Land Management (BLM), US Forest Service, US Department of Alcohol Tobacco and Firearms, US Department of Homeland Security, US Environmental Protection Agency, US Corp of Engineers, California Department of Occupational Safety and Health, Great Basin Unified Air Pollution Control District, California Regional Water Quality Control Board, California Department of Fish and Game, California Environmental Protection Agency, Nevada Division of Environmental Protection(NDEP), the Montana Department of Environmental Quality (MDEQ), Inyo County California, Nye County Nevada, and Humboldt County Nevada. US legislation is trending toward giving regulatory agencies increased power and rights to require stricter standards and enforcement, levy increased fines and penalties for non-compliance, and to require a heightened degree of responsibility for companies, officers, directors and employees. There is no assurance that stricter standards and future changes in regulation, if any, will not adversely affect the Company’s operations.

Another form of regulatory risk is the potential change in income, severance, or other tax rates and laws that could reduce future profitability and impair deferred tax assets. The Company has only taken more-likely-than-not positions in determining its deferred tax assets.

The Company may enter into gold hedging contracts in order to protect the future operating cash flows of its Briggs Mine. The Company also enters into purchase agreements for its future diesel fuel consumption that may protect against the increasing cost of diesel fuel. The Company’s goal is to protect the Company’s cash flows from declining gold prices or increasing diesel prices. The Company’s primary risk related to gold hedging may result from a shortfall of expected gold production that may compound the potential reduction in cash flows. The Company’s primary risk mitigation for hedge transactions is its policy to limit net hedge levels to 50 percent of its expected gold production or diesel usage. Although a hedging program is designed to protect cash flow from a decline in the price of gold or rise in the price of diesel fuel, it could also limit the Company’s gold realizations during periods of increased gold prices or could increase diesel costs during periods of low diesel prices.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Quarter ended March 31, 2015

For additional information on risk factors, please refer to the risk factors section of the Company’s 20-F for 2014, which can be found on SEDAR at www.sedar.com.

Forward-Looking Statements

This MD&A and the documents incorporated by reference herein contain “forward-looking statements” within the meaning of applicable securities legislation. These “forward-looking statements” are based on projections, expectations and estimates as of the Report Date of this MD&A or, in the case of documents incorporated by reference herein, as of the date of such documents. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans related to the future. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements.

Forward-looking statements may include, but are not limited to, statements with respect to the future price of gold and silver, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, anticipated costs of production, estimated capital expenditures, estimated net present values, estimated internal rates of return, estimated development activities, mine development plans, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks or claims, the anticipated use of proceeds from financings, anticipated capital spending and liquidity, the timing of commencement of commercial production, drilling schedules and potential results thereof, granting of permits and approvals, and the timing and potential results of studies and reports. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “is planned”, “expects” or “does not expect”, “is expected”, “is designed”, “budget” or “budgeted”, “scheduled”, “estimates”, “projects”, “forecasts”, “contemplates”, “continue”, “targets”, “targeted”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

In particular, this MD&A and other documents incorporated by reference herein contain forward-looking statements pertaining to the following:

•	Any projections of earnings, revenues, synergies, costs and cost savings, cash flows, liquidity, capital spending, and other financial items;
•	Any projections of production, recoveries, stripping ratios, conversions of resources to reserves, operational efficiencies and inefficiencies, and other operating items;
•	Any projections that new financing can be obtained upon commercially acceptable terms given market and economic conditions at the time;
•	Any statement of the plans, strategies, objectives, and goals of management for future operations, including the development of the Pinson-underground, Pinson open-pit, Cecil-R, and Columbia gold mining projects and initial commercial production at the Pinson-underground mine;
•	Any statements regarding future economic conditions or performance;
•	Any statements of belief or intent ; and
•	Any assumptions regarding the foregoing.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Quarter ended March 31, 2015

The actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and in the sections of this MD&A entitled “Financial Risk Management”, “Critical Accounting Estimates” and “Risks and Uncertainties” and in the Company’s Annual Report on Form 20-F for the year ended December 31, 2014, as well as the Company’s other filings with Canadian Securities Administrators and the SEC:

•	Fluctuations in gold and other metals prices;
•	Risks relating to the Company’s ability to generate material revenues or obtain adequate financing or its planned exploration and development activities;
•	Actual results of current exploration activities;
•	Conclusions of economic evaluations;
•	Changes in project parameters as plans continue to be refined;
•	Possible variations in ore reserves, grade or recovery rates;
•	Failure of plant, equipment or processes to operate as anticipated;
•	Risks related to fluctuations in the currency market;
•	Risks related to the business being subject to environmental laws and regulations which may increase costs of doing business and restrict the Company’s operations;
•	Delays in obtaining government approvals or financing or in the completion of development or construction activities;
•	Risks related to hedging metal production and key operating inputs;
•	Risks related to operating hazards;
•	Risks related to the exploration, permitting, development and mining of precious metals;
•	Risks related to estimation of reserves and resources;
•	Risks related to governmental regulation, including environmental regulation;
•	Risks related to competition;
•	Risks related to joint ventures;
•	Uncertainty of capital costs, operating costs, production, metal recoveries and economic returns;
•	Risks related to the uncertainty of the title of assets;
•	The need to attract and retain qualified management and technical personnel;
•	Risks related to reclamation activities on properties; and
•	Other risks described in other documents incorporated by reference herein.

Forward-looking statements provide information about management’s current expectations and plans relating to anticipated future events and are based on the Company’s current beliefs and assumptions regarding, among other things:

•	Future gold and other metals prices;
•	The overall success of the Company’s ability to generate material revenues and to obtain adequate financing for its planned exploration and development activities;
•	Actual results of current exploration activities;
•	Conclusions of economic evaluations;
•	Changes in project parameters as plans continue to be refined;
•	Future variations in ore reserves, grade, or recovery rates;
•	Failure of plant, equipment or processes to operate as anticipated;
•	Realization of benefits from all capital including deferred stripping costs incurred during development and production;
•	The estimated fair value of share-based compensation;
•	The estimated fair value of financial instruments and nonmonetary transactions;
•	Future profitability affecting deferred tax assets and liabilities;
•	The probable outcome of contingencies;
•	Fluctuations in the currency market;
•	The regulatory frame work governing environmental laws and regulations;
•	Possible delays in obtaining governmental approvals or financing or in the completion of development or construction activities;

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Quarter ended March 31, 2015

•	Hedging metal production and key operating inputs;
•	Operating hazards;
•	The exploration, permitting, development and mining of precious metals;
•	Estimation of reserves and resources;
•	Capital costs, operating costs, production, metal recoveries and economic returns; and
•	The Company’s ability to attract and retain qualified management and technical personnel.

Statements relating to mineral reserves and resources are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the mineral reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future. Estimated values of future net revenue do not represent fair market value. There is no certainty that it will be commercially viable to produce any portion of the resources.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management as of the date the statements are made, and the Company does not assume any obligation to update any forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, except as required by law. For reasons set forth above, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the Report Date and other than as required by applicable securities laws, the Company assumes no obligation to update or revise such forward-looking statements to reflect new events or circumstances.

Cautionary Note to US Investors – The SEC permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this report, such as “measured,” “indicated,” and “inferred” mineral resources which the SEC guidelines generally prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure in our Form 20-F which may be obtained from us or viewed on the SEC website at http://www.sec.gov.

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